FURY GOLD MINES LIMITED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 24, 2021

AND

MANAGEMENT INFORMATION CIRCULAR

May 21, 2021

Suite 900, 34 King Street East

Toronto, Ontario, Canada, M5C 2X8

Telephone No.: 844-601-0841

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Fury Gold Mines Limited (“Fury Gold” or the “Company”) will be held virtually at: http://web.lumiagm.com/469793926 on June 24, 2021 at 1:00 p.m. (Toronto time) for the following purposes:

1.
to receive the audited financial statements of the Company for its fiscal year ended December 31, 2020 and the report of the auditor thereon;

2.
to set the number of directors to be elected to the board of directors (“Board”) at seven (7);

3.
to elect directors of the Company for the ensuing year;

4.
to appoint Deloitte LLP as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Shareholders of the Company and to authorize the Board to fix the auditor’s renumeration;

5.
to consider and, if thought fit, pass, with or without amendment, a special resolution to confirm and approve certain amendments to the Company’s articles of incorporation (the “Articles”); and

6.
to transact such other business as may properly come before the Meeting.

No other matters are contemplated for consideration at the Meeting: however, any permitted amendment to or variation of any matter identified in this Notice of Meeting (the “Notice”) may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Copies of the Notice, the Company’s management information circular (the “Circular”), the form of proxy, and the financial statements (together “Proxy Materials”) are posted on the Company’s website at https://furygoldmines.com/investors/agmmaterials/ and are filed on SEDAR under the Company’s profile at www.sedar.com.

The Circular contains details of matters to be considered at the Meeting. Please review the Circular before voting.

This year, to proactively deal with issues arising from the public health impact of the coronavirus (“COVID-19”) pandemic, to comply with government and public health directives regarding physical distancing, and to limit and mitigate risks to the health and safety of its Shareholders, employees, directors, and other stakeholders, the Company will be holding the Meeting by live audio webcast only. Shareholders will be able to participate in the Meeting and vote their Common Shares while the virtual Meeting is being held; Shareholders will not be able to attend the meeting in person. The Company hopes that hosting the Meeting using the platform Lumi helps enable greater participation by allowing Shareholders from all geographical locations to attend the meeting while minimizing the health risk that may be associated with large gatherings.

Shareholders who are unable to attend the Meeting and who wish to ensure that their Common Shares will be voted at the Meeting are asked to complete, date, and sign the enclosed form of proxy, or another suitable form of proxy, and physically or electronically deliver it, for receipt by 1:00 p.m. (Toronto time) on June 22, 2021, in accordance with the instructions set out in the form of proxy and in the Circular.

If you hold your Common Shares in a brokerage account or through another intermediary, you are a non-registered Shareholder. Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form that they have received to ensure that their Common Shares will be voted at the Meeting.

BY ORDER OF THE BOARD

“Michael Timmins”

Michael Timmins

President, Chief Executive Officer and Director

i

Suite 900, 34 King Street East

Toronto, Ontario, Canada, M5C 2X8

Telephone No.: 844-601-0841

MANAGEMENT INFORMATION CIRCULAR
as at May 21, 2021 (unless otherwise indicated)

This management information circular (this “Circular”) is furnished in connection with the solicitation of proxies by the management of Fury Gold Mines Limited (“Fury Gold” or the “Company”) for use at the annual general and special meeting (the “Meeting”) of the holders of common shares (“Common Shares”) in the capital of Fury Gold (the “Shareholders”) to be held on June 24, 2021, at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

This solicitation is made by management of the Company. Proxies will primarily be solicited by mail but proxies may also be solicited by telephone, internet, or appointment of another person as a representative, and the cost of such solicitation will be borne by the Company. In accordance with Canadian Securities Administrators’ National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made to deliver copies of the Notice of Meeting, this Circular, and a form of proxy or voting instruction form (collectively, the “Meeting Materials”) directly to non-objecting beneficial owners (“NOBOs”) of Common Shares pursuant to the requirements of Canadian securities laws. The Company intends to pay for the delivery of the Meeting Materials to objecting beneficial owners (“OBOs”) of Common Shares.

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated. Reference to C$ are to Canadian dollars. Reference to US$ are to United States dollars.

On October 9, 2020 the Company acquired all of the then issued and outstanding shares of Eastmain Resources Inc. (“Eastmain”) in accordance with the terms and conditions of an arrangement agreement among the Company, Eastmain, 1258618 B.C. Ltd. (“SpinCo Sombrero”) and 1258620 B.C. Ltd. (“SpinCo Curibaya”, and together with SpinCo Sombrero, the “SpinCos”), by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “Eastmain Arrangement”). The Eastmain Arrangement closed immediately following the spin out of the Company’s Peruvian projects to shareholders of the Company, by way of a court-approved plan of arrangement between the Company and the SpinCos, under the Business Corporations Act (British Columbia) (the “BCBCA”) (the “Reorganization Arrangement”), and the completion of a concurrent subscription receipt financing (together with the Eastmain Arrangement and the Reorganization Arrangement, the “Transaction”).

RECORD DATE AND QUORUM

The board of directors (the “Board”) has fixed May 19, 2021 as the record date (the “Record Date”) for the purpose of determining which Shareholders are entitled to receive the Notice of Meeting and vote at the Meeting or any adjournment(s) thereof. No person acquiring Common Shares after that date shall, in respect of such Common Shares, be entitled to receive the Notice of Meeting and vote at the virtual Meeting or any adjournment(s) thereof.

A quorum for the transaction of business at the Meeting is at least two (2) persons who are, or who represent by proxy, two (2) or more Shareholders who, in the aggregate, hold at least 25% of the issued Common Shares entitled to be voted at the Meeting.

ATTENDING THE MEETING

Virtual Only Meeting

This year, to proactively deal with issues arising from the public health impact of the novel coronavirus (“COVID-19”) pandemic, to comply with government and public health directives regarding physical distancing, and to limit and mitigate risks to the health and safety of its Shareholders, employees, directors, and other stakeholders, the Company will be holding the Meeting via live audio webcast. Shareholders will have an equal opportunity to participate at the Meeting regardless of their geographic location. Shareholders will not be able to attend the Meeting in person. The Company hopes that hosting the Meeting virtually will help enable greater participation by Shareholders by allowing Shareholders to be present at the Meeting via Lumi, while respecting travel restrictions and minimizing the health risk that may be associated with large gatherings as a result of the COVID-19 pandemic.

The Meeting will be held virtually at: http://web.lumiagm.com/469793926. Registered Shareholders and duly appointed proxyholders will be able to participate in the Meeting and vote online by going to: http://web.lumiagm.com/469793926 and clicking “I have a login”. You will be asked to enter a username and password before the start of the Meeting.

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If you are a registered Shareholder, your username is the 15-digit control number located on the form of proxy or in the email notification you received. The password to the Meeting is fury2021.

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If you are a duly-appointed proxyholder, Computershare Investor Services Inc. (“Computershare”) will provide you with a username after the voting deadline has passed. The password to the Meeting is fury2021.

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If you are not a registered Shareholder or a duly-appointed proxyholder, you may listen to the Meeting by clicking “I am a guest” and completing the online form.

In order to participate and vote at the Meeting, non-registered Shareholders must appoint themselves as a proxyholder. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests but will not be able to participate or vote at the Meeting. See further information on how non-registered Shareholders can vote at the Meeting under the subheading “How to Vote Your Shares – How to Vote If You Are a Non-Registered Shareholder” below.

Shareholders who wish to appoint a proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) and must then also register their proxyholder. Registering the proxyholder is an additional step a Shareholder must take following the submission of their proxy or voting instruction form. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/FuryGold 48 hours before the meeting which is1:00 p.m. (Toronto Time) on June 22nd, 2021. and provide Computershare with their proxyholder’s contact information so that Computershare may provide the proxyholder with a username via email. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. In order to participate online, registered Shareholders must have a valid 15-digit control number, and proxyholders must have received an email from Computershare containing a username.

HOW TO VOTE YOUR SHARES

How to Vote if You Are a Registered Shareholder

You are a registered Shareholder if your name appears on a share certificate representing your Common Shares or if you are registered as the holder of your Common Shares in book-entry form. In either case, your name will be shown on the list of Shareholders kept by Computershare, the registrar and transfer agent of the Company. If you are not sure whether you are a registered Shareholder, please contact Computershare using the contact information set forth herein.

If you are a registered Shareholder, you will be able to cast an online vote for each Common Share registered in your name. If you are a registered Shareholder and you do not wish or are unable to attend the Meeting, you can appoint someone who will be entitled to attend the Meeting and act as your proxy to vote in accordance with your instructions. Voting by proxy is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your form of proxy (the “Proxyholder”) the authority to vote your Common Shares for you at the Meeting or any adjournment there of. If you are a registered Shareholder, you will receive a form of proxy from Computershare with this Circular.

Each of the persons named on the enclosed form of proxy is a director or an officer of Fury Gold. If you are a registered Shareholder entitled to vote at the Meeting, you have the right to appoint a Proxyholder other than either of the persons designated on the form of proxy. A registered Shareholder who wishes to appoint a different Proxyholder may do so by crossing out the names pre-printed on the form of proxy and inserting the name of the proposed Proxyholder in the blank space provided. Such other Proxyholder need not be a registered Shareholder.

Regardless of who you appoint as your Proxyholder, you can instruct that Proxyholder how you want to vote or you can let your Proxyholder decide for you. If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your Proxyholder can vote your Common Shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your Proxyholder they will, unless you give contrary instructions, vote FOR each of the resolutions set out in the form of proxy provided by management for the Meeting and for each of the nominees named in this Circular for election as directors of Fury Gold. Further details about these matters are set out in this Circular. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Circular, the management of Fury Gold is not aware of any other matter to be presented for action at the Meeting other than those specified in the Notice of Meeting. If, however, other matters do properly come before the Meeting, the Proxyholder will vote on them in accordance with his or her best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

If you are a registered Shareholder, you can attend the virtual Meeting to vote. If you are not able to or do not wish to attend, you may vote by submitting your proxy before 1:00 p.m. (Toronto time) on June 22, 2021, or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays, and holidays) before the start of the reconvened Meeting. A registered Shareholder may submit a proxy using one (1) of the following methods:

By Telephone
Call the toll-free number (in Canada and the United States) given in the form of proxy (1-866-732-8683) and follow the instructions using your 15-digit control number, account number, and proxy access number located on your form of proxy.

By Internet	Go to the website indicated on the form of proxy (www.investorvote.com) and follow the instructions on the screen.
By Mail
Complete, sign, and date the proxy and return it in the envelope provided or otherwise to: Computershare Investor Services Inc., Attn: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1.

By Fax	Complete, sign, and date the proxy and fax it to: 1-866-249-7775 (toll-free in Canada or the United States) or 416-263-9524 (outside Canada and the United States)
By Appointing a Proxyholder
Insert the name of the person or company you are appointing in the blank space provided in the enclosed form of proxy. Complete your voting instructions, date and sign the proxy, and return it to Computershare using one (1) of the methods outlined in this table. The Proxyholder does not have to be a Shareholder but please ensure that the Shareholder is aware of the appointment to act as your representative.

If you are a registered Shareholder and you wish to appoint a third party as your Proxyholder, you are also required to register your proxy with Computershare at www.computershare.com/FuryGold at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting. The Chair of the Meeting may waive the proxy cut-off time at his discretion without notice.

How To Change Your Vote/Revoke Your Proxy if You Are a Registered Shareholder

You can revoke your vote by proxy as follows:

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attending the virtual Meeting and voting your Common Shares at the Record Date;

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submitting your replacement vote online at least 48 hours before the Meeting (excluding Saturdays, Sundays, and holidays);

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completing a form of proxy that is dated after the form of proxy previously submitted and ensuring Computershare receives it before 1:00 p.m. (Toronto time) on June 22, 2021; or

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in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 1:00 p.m. (Toronto time) on June 22, 2021 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays, and holidays) before the start of the reconvened Meeting or delivered to the person presiding at the Meeting before it commences. Registered Shareholders who revoke their proxy and do not replace it with another that is deposited with Computershare or the Company before the deadline may still vote their Common Shares but to do so they must attend the Meeting.

How to Vote if You Are a Non-Registered Shareholder

You are a non-registered (or beneficial) Shareholder if your broker or another intermediary (a “Nominee”) holds your Common Shares for you. If you are a non-registered Shareholder, the Company will not have any record of your ownership and so the only way that you can vote your Common Shares is by instructing your Nominee. Your Nominee is required to ask for your voting instructions before the Meeting.

In most cases, you will receive a voting instruction form from your Nominee that allows you to provide your voting instructions by telephone, on the internet, or by mail. You should complete the voting instruction form and sign and return it in accordance with the directions on that form. Alternatively, you may receive from your Nominee a proxy form, restricted to the number of Common Shares beneficially owned by you, already signed by the Nominee but otherwise is not completed. If you have received this proxy form, you should complete it and return it to Computershare before 1:00 p.m. (Toronto time) on June 22, 2021 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened Meeting using one (1) of the methods set out above. Please contact your Nominee if you did not receive a voting instruction form or a proxy form.

In accordance with the Canadian Securities Administrators’ NI 54-101, the Company is distributing copies of materials related to the Meeting to Nominees for distribution to non-registered Shareholders and such Nominees are to forward the materials related to the Meeting to each non-registered Shareholder (unless the non-registered Shareholder has declined to receive such materials). Such Nominees often use a service company (such as Broadridge Investor Communication Solutions in Canada (“Broadridge”)) to permit the non-registered Shareholder to direct the voting of the Common Shares held by the Nominee on behalf of the non-registered Shareholder. The Company is paying Broadridge to deliver on behalf of the Nominees, a copy of the materials related to the Meeting to each OBO and NOBO (as such terms are defined in NI 54-101).

If you would like to attend and vote at the Meeting, it will be necessary for you to appoint yourself as proxyholder of your Common Shares. You can do this by printing your name in the space provided on the voting instruction form and submitting it as directed. Non-registered Shareholders who have not appointed themselves as proxyholder but who wish to attend the Meeting will only be able to attend as a guest and will not be able to vote.

How to Change Your Vote if You Are a Non-Registered Holder

A non-registered Shareholder may revoke previous voting instructions by contacting his or her Nominee and complying with any applicable requirements imposed by such Nominee. A Nominee may not be able to revoke voting instructions if it receives insufficient notice of revocation.

Votes Necessary to Pass Resolutions

A simple majority (50% or more) of affirmative votes cast at the Meeting is required to pass the ordinary resolutions described herein. If there are more nominees for election as a director than there are vacancies to fill or another auditor is nominated, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

In accordance with the BCBCA and Fury Gold’s articles of incorporation (the “Articles”), any substantive change to the Company’s Articles requires a special resolution passed by the special majority, which is two-thirds (2/3) of the votes cast on the special resolution. Therefore, the special resolution authorizing certain amendments to the Articles (see “Approval of Amendment to Articles” section below) requires a special majority to be passed at the Meeting.

Interest of Certain Persons or Companies in Matters to be Acted Upon

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

PROXYHOLDER MATTERS

Completing the Form of Proxy

You can choose to vote your Common Shares “FOR” or to “WITHHOLD” your Common Shares from voting on the following resolutions:

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the election of each person nominated as a director of the Company; and

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the appointment of the auditor for the ensuing year and the authorization of the directors to fix the auditor’s remuneration.

You can choose to vote your Common Shares “FOR” or “AGAINST” the following resolutions:

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the setting of the number of directors to be elected to the Board at seven (7); and

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the special resolution to confirm and approve certain amendments to the Company’s Articles.

Your Common Shares represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called, and if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If you are an individual, you, or your authorized attorney must sign the form of proxy. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form of proxy. A form of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following their signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with Fury Gold).

If you need help completing your proxy form, please contact Computershare at 1-866-732-8683 (toll-free in Canada and the United States).

Shareholders who wish to appoint a proxyholder to represent them at the Meeting must submit their form of proxy or voting instruction form (if applicable) and must then register their proxyholder. Registering a proxyholder is an additional step a Shareholder must take following submission of the Shareholder’s form of proxy or voting instruction form.

To register a proxyholder, Shareholders MUST visit https://www.computershare.com/FuryGold 48 hours before the meeting and provide Computershare with their proxyholder’s contact information so that Computershare may provide the proxyholder with a username via email. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting.

How Proxyholders Will Vote

When you sign the proxy form, you authorize Mr. Michael Timmins, Chief Executive Officer, or failing him Mr. Ivan Bebek, Chair of the Board of Directors, or failing him Dr. Lynsey Sherry, Chief Financial Officer or your specified Proxyholder to vote your Common Shares for you at the Meeting according to your instructions. If you return your form of proxy and do not provide instructions on how you want to vote your Common Shares, the nominees named in the form of proxy intend to vote your Common Shares:

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FOR setting the number of directors elected to the Board at seven (7);

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FOR electing each of the individuals nominated as a director who are listed in this Circular;

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FOR the appointment of Deloitte LLP as auditor and authorizing the directors to fix the auditor’s remuneration; and

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FOR the special resolution to confirm and approve certain amendments to the Company’s Articles.

Your Proxyholder will also be entitled to vote your Common Shares as he or she sees fit in respect of amendments to matters identified in the Notice of Meeting and on any other item of business that may properly come before the Meeting or any adjournment(s) thereof. At the date of this Circular, the directors and management of the Company are not aware that any such amendments or other matters are expected to be submitted to the Meeting.

Shareholders Can Choose any Person or Company as their Proxyholder

You have the right to appoint a person other than the persons designated in the proxy form to represent you at the Meeting. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy. If you do not specify how you want your Common Shares voted, your Proxyholder will vote your Common Shares as he or she sees fit on any matter that may properly come before the Meeting.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and applicable Canadian securities laws. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of Canadian securities laws. Shareholders should be aware that disclosure requirements under Canadian securities laws differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the BCBCA, as amended, and by the fact that six (6) of its seven (7) directors and all of its executive officers are residents of Canada or elsewhere outside the United States; and all of the Company’s assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Company is authorized to issue an unlimited number of Common Shares. As of the Record Date, there were 117,930,733 Common Shares issued and outstanding, each carrying the right to one (1) vote. There are no Common Shares held in escrow. No group of Shareholders has the right to elect a specified number of directors nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of preferred shares. There were no preferred shares issued and outstanding as at the Record Date.

To the knowledge of the directors and executive officers of the Company, as of the Record Date, no person or company beneficially owned, or controlled or directed, directly or indirectly, securities carrying 10% or more of the voting rights attached to the Company’s Common Shares.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for its fiscal year ended December 31, 2020, together with the report of the auditor thereon, will be presented at the Meeting and have been filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. Shareholders may review or download the financial statements via the Internet on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The size of the Board was set at seven (7) directors by ordinary resolution of the Shareholders at the last annual general meeting of Shareholders held on October 5, 2020. On March 16, 2021, Mr. Blair Schultz resigned from the Board and the Board appointed Mr. Forrester A. Clark as a director, effective March 16, 2021, to take Mr. Schultz’s place and to hold office until the next annual meeting, or until his revocation or resignation. Pursuant to the Articles of the Company and the BCBCA, the Board has determined that the number of directors on the Board for the ensuing year should remain at seven (7). Accordingly, the Board proposes that seven (7) directors be elected at the Meeting. Shareholders will therefore be asked to approve a resolution to set the number of persons to be elected to a Board position at the Meeting at seven (7).

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the BCBCA, each director elected at the Meeting will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following tables set forth profiles of the seven (7) individuals who are nominated for election as directors, including the positions and offices with the Company now held by each nominee, the present principal occupation or employment of each nominee, the business experience over the last five (5) years of each nominee, the period during which each nominee has served as a director, and the number of securities of the Company (including Common Shares and options to purchase Common Shares (“Options”), if applicable) beneficially owned, or controlled or directed, directly or indirectly, by each nominee as at the date of this Circular. The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by each nominee has been furnished by the respective proposed nominees individually.

The Board has determined that five (5) of the seven (7) individuals nominated for election as a director at the Meeting are independent. The non-independent members of the Board are Ivan Bebek, who is the Chair of the Board of the Company, and Michael Timmins, who is the President and Chief Executive Officer (“CEO”) of the Company. All of the members of the Nominating, Compensation and Governance Committee are independent directors. For more information on the Company’s independence standards and assessments, see the section of this Circular entitled “Corporate Governance – Composition of the Board”. For information on compensation paid to non-management directors, see the section of this Circular entitled “Statement of Executive Compensation – Director Compensation”. In addition, a description of the role of the Board is included in the section of this Circular entitled “Corporate Governance – Mandate of the Board of Directors”.

IVAN BEBEK Chair of the Board & Director British Columbia, Canada Director since: November 2, 2009 Age: 43
Mr. Bebek serves as Chair of the Board and director of the Company. Mr. Bebek has over 20 years’ experience in financing, foreign negotiations, mergers, and acquisitions in the mineral exploration industry. His understanding of the capital markets and ability to position, structure, and finance companies that he has been associated with has been instrumental in their successes. Mr. Bebek was formerly the Executive Chairman of Auryn Resources Inc., the President, CEO, and co-founder of Cayden Resources Inc., which was sold to Agnico Eagle Mines Limited (“Agnico”) for $205 million in November 2014, and a co-founder of Keegan Resources Inc. (now Asanko Gold Inc.). Mr. Bebek is co-founder, co-chair, and director of Torq Resources Inc. (“Torq”) (formerly, Stratton Resources Inc.), co-founder, co-chair and director of Tier One Silver Inc. (“Tier One”) and, president, CEO, and director of Sombrero Resources Inc.(“Sombrero”).

Committee Membership
Indigenous and Community Relations Committee
Securities of the Company beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Stock Options(#)
3,461,768	400,000

MICHAEL TIMMINS President, CEO & Director Ontario, Canada Director since: October 9, 2020 Age: 49
Mr. Timmins serves as President, CEO, and director of the Company. Mr. Timmins brings over 20 years of experience as a mining executive from his work with a number of companies, including Agnico and Placer Dome Inc. Mr. Timmins was Vice President of Corporate Development at Agnico, where he played a key role in the development of the Kittila mine in northern Finland and in the acquisition of Osisko Mining Inc. for C$3.9 billion. He has degrees from Queen’s University (EMBA), the University of British Columbia (M. Sc. Metallurgy), and Bishop’s University (B.Sc.). Mr. Timmins also serves as a director and Audit Committee member for Excellon Resources Inc.

Committee Membership
Technical, Safety and Risk Management Committee
Securities of the Company beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Stock Options(#)
142,000	1,000,000

JEFFREY R. MASON Lead Independent Director British Columbia, Canada Director since: February 7, 2019 Age: 64
Mr. Mason serves as lead independent director of the Company and is a CPA and holds an ICD designation. Mr. Mason has extensive experience in the exploration, development, construction, and operation of precious and base metals projects in the Americas, Asia and Africa, including 15 years as a Principal, director and Chief Financial Officer (“CFO”) for the Hunter Dickinson Inc. group of public companies. Mr. Mason began his career with Deloitte LLP as a CPA, followed by six (6) years at Barrick Gold Corporation. Overall, Mr. Mason has served as CEO, CFO, Corporate Secretary, Board Chair and Board director for over 20 public companies listed on the TSX, TSXV, NYSE American and NASDAQ. Most recently Mr. Mason was the Chair of the Board and interim CEO of Great Panther Mining Limited. Mr. Mason currently serves as an independent director of TSXV listed Torq, and independent director to the reporting issuers but not exchange listed, Sombrero, and Tier One. Mr. Mason is also chair of the board and independent director of Wildpack Beverage Inc. which was listed on the TSXV on May 20, 2021.

Committee Membership
Nominating, Compensation and Governance Committee (Chair) Audit Committee
Securities of the Company beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Stock Options(#)
716,161	130,000

STEVE COOK Independent Director British Columbia, Canada Director since: October 28, 2013 Age: 66
Mr. Cook currently serves as an independent director of the Company. Mr. Cook is a former tax partner at the law firm of Thorsteinssons LLP, Vancouver, British Columbia, Canada. Mr. Cook received his B.Comm. and LL.B. degrees from the University of British Columbia and was called to the British Columbia Bar in 1982 and the Ontario Bar in 1992. He retired from the Ontario Bar in 2014. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation. Mr. Cook has served on the board of Brett Resources Ltd. prior to it being acquired by Osisko Mining Corp. and Cayden Resources Inc. prior to it being acquired by Agnico. Mr. Cook currently serves as a director of Torq, Tier One, Sombrero, and LaSalle Exploration Corp. Mr. Cook will not be standing for re-election as a director of LaSalle Exploration Corp. at that company’s upcoming annual general meeting.

Committee Membership
Audit Committee (Chair) Indigenous and Community Relations Committee Technical, Safety and Risk Management Committee
Securities of the Company beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Stock Options(#)
755,278	130,000

MICHAEL HOFFMAN Independent Director Ontario, Canada Director since: October 9, 2020 Age: 62
Mr. Hoffman currently serves as an independent director of the Company. Mr. Hoffman, a director of Eastmain since March 2016, is an experienced mining executive with over 30 years of practice including engineering, mine operations, corporate development, projects, and construction. Mr. Hoffman previously served as a director of Trevali Mining from 2011 to 2019 and acted as Chair from late 2017 to early 2019. Mr. Hoffman also has direct northern Canadian mining experience including operations and projects. Mr. Hoffman is a Mining Engineering graduate from Queen’s University and is a Professional Engineer in the province of Ontario. He is also a member of the Institute of Corporate Directors. Mr. Hoffman currently serves as a director of Velocity Minerals Ltd. and 1911 Gold Corporation.

Committee Membership
Technical, Safety and Risk Management Committee (Chair) Nominating, Compensation and Governance Committee Indigenous and Community Relations Committee
Securities of the Company beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Stock Options(#)
157,781	185,376

ALISON SAGATEH (“SAGA”) WILLIAMS Independent Director Ontario, Canada Director since: October 9, 2020 Age: 48
Ms. Williams currently serves as an independent director of the Company. Ms. Williams has worked in Indigenous communities in government and corporate roles in the capacity of legal counsel, negotiations and governance, and as a strategic advisor, for over 20 years. Ms. Williams has been on negotiation teams that have successfully settled over $1 billion in agreements and has worked on Indigenous community engagement and negotiations to support national energy and mining projects. Over the last 25 years, she has also held many non-profit board positions. Ms. Williams is Anishinaabe, a member of Curve Lake First Nation, and is currently an elected official for her community. Ms. Williams has extensive experience in compensation analysis both through her involvement in non-profit boards and as an elected official for a First Nation. Ms. Williams teaches at Osgoode Hall Law School as an Adjunct Professor and supports student led negotiations focussing on consultation, Indigenous rights, and reconciliation.

Committee Membership
Indigenous and Community Relations Committee (Chair) Nominating, Compensation and Governance Committee
Securities of the Company beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Stock Options(#)
Nil	130,000

FORRESTER A. CLARK Independent Director Massachusetts, United States Director since: March 16, 2021 Age: 53
Mr. Clark currently serves as an independent director of the Company. Mr. Clark brings 23 years of global capital markets experience with numerous US, European, and Canadian banks, including Barclays Capital, National Bank Financial, Merrill Lynch, Deutsche Bank, and most recently BMO Capital Markets, where he held the role of Managing Director, Institutional Equity Sales. Over the years, he has developed strong working relationships with Tier 1 institutional investors throughout the United States providing corporate strategy, and peer and financial analysis and insights on corporates within the materials, commodities, and mining sectors. Mr. Clark holds a Bachelor of Economics from the University of Massachusetts (Amherst) and a Master of Business Administration in Finance and Accounting from Vanderbilt University.

Committee Membership
Audit Committee
Securities of the Company beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Stock Options(#)
Nil	130,000

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Cease Trade Orders and Bankruptcy

Except as set out below, within the last 10 years before the date of this Circular, to the knowledge of the Company, no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Circular is prepared) or acted in that capacity for a company that was:

(a)
subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)
subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)
within a year of that person ceasing to act in that capacity, became bankrupt; made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt; made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors; or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)
subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)
subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Jeffrey R. Mason was a director from March 2015 to February 2017 of the online shoe retailer Shoes.com Technologies Inc., a private British Columbia company, and was a director from September 2016 of certain of its wholly owned private subsidiary companies, including Shoes.com Inc., a Delaware company, and Onlineshoes.com Inc., a Washington company, but was never a director of Shoeme Technologies Limited, a Canadian Federal private company (together, Shoeme Technologies Limited, Shoes.com Technologies Inc., Shoes.com Inc. and Onlineshoes.com, Inc., the “Shoes Private Companies”). In September 2016, following the resignation of the prior CFO, Mr. Mason assumed the role of interim CFO of the Shoes Private Companies. Due in part to an increasing competitive landscape, the Shoes Private Companies became insolvent, and were not believed to be financeable. The boards of directors of the Shoes Private Companies determined that the interests of stakeholders would be best protected by placing the Shoes Private Companies into receivership in February 2017. Mr. Mason resigned as interim CFO and director of the Shoes Private Companies in February 2017.

Mr. Mason was a director of Red Eagle Mining Corporation (“Red Eagle Mining”), a TSX-listed company, from January 1, 2010 until his resignation on June 22, 2018. Thereafter, on November 9, 2018, the secured lenders gave default notice and a demand letter under the secured credit facility and advised of their intention to appoint FTI Consulting as receiver over Red Eagle Mining’s assets. Red Eagle Mining had negotiated a restructuring, announced August 24, 2018, under which the secured lenders would write off a significant part of their debt to enable Red Eagle Mining to recommence operations, but the restructuring was contingent upon a US$38 million equity financing from Annibale SAC, personally guaranteed by its principal Fernando Palazuelo. Annibale defaulted on that commitment and, as a result, the restructuring could not proceed.

Conflicts of Interest

Directors and officers of Fury Gold are also directors, officers, and/or promoters of other reporting and non-reporting issuers which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve. This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

APPOINTMENT OF AUDITOR

It is proposed that Deloitte LLP, Chartered Professional Accountants, of 939 Granville Street, Vancouver, British Columbia, Canada, V6Z 1L3, the current auditor of the Company, be appointed as auditor of the Company to hold office until the close of the next annual meeting of Shareholders, or until a successor is appointed, and that the directors be authorized to fix the auditor’s renumeration. The audit committee has recommended to the Board, and the Board has approved, the nomination of Deloitte LLP for such appointment. Deloitte LLP has been the auditor of the Company since 2015.

Deloitte LLP is independent with respect to the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and the Public Company Accounting Oversight Board (United States).

Audit Committee and Relationship with Auditor

Under National Instrument 52-110 Audit Committees (“NI 52-110”), the Company is required to including information regarding its Audit Committee in its annual information form (“AIF”). The AIF is available on SEDAR at www.sedar.com and contains information concerning the Audit Committee, including the text of the Audit Committee Charter. The Charter of the Audit Committee can also be viewed at https://www.furygoldmines.com/corporate/corporate -governance-1/.

APPROVAL OF AMENDMENT TO ARTICLES

The Company wishes to amend the Company’s current Articles in accordance with the provisions of the BCBCA, the Company’s governing statute, to provide for communications with Shareholders using the notice-and-access provisions of applicable securities law (“Notice-and-Access”).

Background

In late 2012, the Canadian Securities Administrators adopted amendments to NI 54-101 and National Instrument 51-102 Continuous Disclosure Obligations to provide eligible reporting issuers with a voluntary notice-and-access mechanism, enabling such issuers to effectively deliver proxy-related materials to registered and beneficial owners of securities without the need to physically mail the materials. Under Notice-and-Access, reporting issuers may forgo mailing proxy-related materials to Shareholders if such materials are posted to SEDAR and a website other than SEDAR, provided that Shareholders are appropriately notified.

Presently, the Articles do not allow for delivery of information to registered Shareholders by the means contemplated by Notice-and-Access. Therefore, the Company proposes to modify the Articles to permit communications with Shareholders via Notice-and-Access. The Company believes that updating the Articles to permit electronic delivery via Notice-and-Access may result in cost savings for the Company, higher Shareholder engagement, and will modernize the Company’s current Articles to better align with legal and regulatory developments. The full text of the Notice-and-Access provisions is attached hereto as Schedule A.

Special Resolution to Approve the Amendment to the Articles

The special resolution approving the amendment to the Articles must be passed by not less than 66 2/3% of the votes cast by Shareholders who are entitled to vote and are present virtually in person or by proxy at the Meeting. As such, Shareholders at the Meeting will be asked to consider and, if thought advisable, pass a special resolution authorizing and approving the amendment to the Articles (the “Articles Amendment Resolution”), as follows:

“BE IT RESOLVED, by way of special resolution that:

1.
The Articles of Fury Gold Mines Limited (the “Company”) be amended by (a) replacing the period at the end of paragraph (e) of Article 23.1 – Method of Giving Notice and replacing it with “; and” and (b) adding a new paragraph (f) to Article 23.1 in the form set out in Schedule A to the management information circular of the Company dated May 21, 2021 in respect of the annual general and special meeting of Shareholders of the Company held on June 24, 2021.

2.
Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments, and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

THE BOARD RECOMMENDS YOU VOTE “FOR” THE ARTICLES AMENDMENT RESOLUTION. UNLESS OTHERWISE INSTRUCTED, THE PROXIES SOLICITED BY MANAGEMENT WILL BE VOTED “FOR” THE ARTICLES AMENDMENT RESOLUTION.

CORPORATE GOVERNANCE

General

The Board is committed to sound corporate governance practices and believes that such practices are in the interests of Shareholders and help to contribute to effective and efficient decision-making.

Mandate of the Board of Directors

The board guidelines are the Board’s formal mandate (the “Board Guidelines”) and can be accessed on the Company’s website at https://www.furygoldmines.com/corporate/corporate-governance-1/ and are attached herein as Schedule B.

The Board Guidelines mandate the Board to:

(a)
assume responsibility for the overall stewardship and development of the Company and the monitoring of its business decisions;

(b)
identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks;

(c)
oversee ethical management and succession planning, including appointing, training, and monitoring of senior management and directors; and

(d)
oversee the integrity of the Company’s internal financial controls and management information systems.

Board of Directors and Board Committees

The Board is responsible for corporate governance and establishes the overall policies and standards of the Company. The Board meets on a regularly scheduled basis. In addition to these meetings, the directors are kept informed of the Company’s operations through reports and analyses by, and discussions with, management.

The governance policies include written charters for each of the Board committees and include a Code of Business Conduct and Ethics (the “Code of Ethics”), policies dealing with the issuance of news releases, and also disclosure documents. The Company’s Code of Ethics provides a framework for undertaking ethical conduct in employment, and pursuant to the Code of Ethics, the Company will not tolerate any form of discrimination or harassment in the workplace.

Composition of the Board

Regulatory policies require that a listed issuer’s board of directors determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the Company. Such policies recommend that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below). A board of directors should also examine its size with a view to determining the impact of the number of directors upon its effectiveness and should implement a system enabling an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company has policies that allow for retention of independent advisors by members of the Board when they consider it advisable.

A director is “independent” if he or she does not have, directly or indirectly, a financial, legal, or other relationship with the Company that would interfere with his or her exercise of independent judgment. Generally speaking, a director is independent if he or she is free from any employment, business, or other relationship which could, or could reasonably be expected to, materially interfere with the exercise of the director’s independent judgment.

The Board is proposing seven (7) nominees for election to the office of director, all of whom are currently Board members and of whom five (5) (or 71%) are considered independent directors. The independent nominees are Jeffrey R. Mason, Steve Cook, Michael Hoffman, Saga Williams, and Forrester A. Clark. The non-independent members of the Board are Ivan Bebek, who is the Chair of the Board of the Company, and Michael Timmins, who is the President and CEO of the Company. Since the Chair of the Board is not independent, the Board recognizes that strong representation by independent directors is important to ensuring the Company continues to have an effective Board. To that end, the Board appointed Mr. Jeffrey R. Mason as lead director, and all members of the Audit Committee and the Nominating, Compensation and Governance Committee are independent directors.

The Board monitors the activities of senior management through regular meetings and discussions amongst the Board members, and between the Board and senior management. The Board is of the view that the communication between senior management, members of the Board, and Shareholders is open and transparent. Subsequent to October 9, 2020, meetings of the independent directors were held after each board meeting. In addition, prior to that date and continuing thereafter, communication among this group occurs on an ongoing basis and as needs arise from regularly scheduled meetings of the Board or otherwise. The number of these meetings has not been recorded but it would be less than five (5) in the fiscal year that commenced on January 1, 2020. The Board also encourages independent directors to bring up and discuss any issues or concerns, and the Board is advised of and addresses any such issues or concerns raised thereby. The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company’s management. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Other Directorships

The directors currently serving on boards of other reporting issuers (or equivalent) are set out below:

Name of Director	Name of Reporting Issuer	Exchange
Ivan Bebek	Torq Resources Inc. Sombrero Resources Inc. Tier One Silver Inc.	TSXV, OTCQX Not exchange listed Not exchange listed
Michael Timmins	Excellon Resources Inc.	TSX, NYSE American
Jeffrey R. Mason	Torq Resources Inc. Wildpack Beverage Inc. Sombrero Resources Inc. Tier One Silver Inc.	TSXV, OTCQX TSXV (Listed May 20, 2021) Not exchange listed Not exchange listed
Steve Cook	Torq Resources Inc. LaSalle Exploration Corp.(1) Sombrero Resources Inc. Tier One Silver Inc.	TSXV, OTCQX TSXV Not exchange listed Not exchange listed
Michael Hoffman	1911 Gold Corporation Velocity Minerals Ltd.	TSXV TSXV
Note:
(1)
Mr. Steve Cook will not be standing for re-election as a board director of LaSalle Exploration Corp. at that company’s next annual general meeting to occur in 2021.

Committees of the Board

The Board has established an Audit Committee, an Indigenous and community relations committee (“Indigenous and Community Relations Committee”), a nominating, compensation and governance committee (“Nominating, Compensation and Governance Committee”), and a joint Board/management technical, safety and risk management committee (“Technical, Safety and Risk Management Committee”). The Technical, Safety and Risk Management Committee is comprised of three (3) directors, Michael Timmins, Michael Hoffman and Steve Cook, and the Company’s Senior Vice President, Exploration (“SVP, Exploration”), Michael Henrichsen.

Audit Committee

Composition of the Audit Committee

The Audit Committee has the following members: Steve Cook (Chair), Jeffrey R. Mason, and Forrester A. Clark.

The function of the Audit Committee is to: (a) meet with the financial officers of Fury Gold and its independent auditor to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans; (b) appoint the auditor, subject to Shareholder approval; and (c) review and recommend to the Board for approval Fury Gold’s financial statements and certain other documents required by regulatory authorities.

All members of the Audit Committee are independent and financially literate within the meaning of such terms in NI 52-110. None of the members of the Audit Committee was, during the most recently completed fiscal year of the Company, an officer or employee of the Company or any of its subsidiaries. Upon joining the Board on March 16, 2021, Forrester A. Clark also joined the Audit Committee, replacing Blair Schultz.

The Company refers reader to its AIF, dated March 31, 2021, which is available under the Company’s SEDAR profile on www.sedar.com for current information concerning the Audit Committee.

Indigenous and Community Relations Committee

Composition of the Indigenous and Community Relations Committee

The Indigenous and Community Relations Committee has the following members: Saga Williams (Chair), Ivan Bebek, Steve Cook, and Michael Hoffman.

The function of the Indigenous and Community Relations Committee is to provide oversight and direction to the Company in relation to the establishment and cultivation of respectful and positive relationships with Indigenous and local communities and to ensure that management adheres to the set-out values and social expectations. The Indigenous and Community Relations Committee supports management to identify partnerships and create mutually beneficial opportunities to advance the Company’s objectives around corporate social responsibility. Further, the Indigenous and Community Relations Committee will assess and make recommendations regarding education opportunities, investments, and community initiatives to the Board pertaining to Indigenous and local affairs and investments.

Other than Ivan Bebek, the members of the Indigenous and Community Relations Committee are independent.

Nominating, Compensation and Governance Committee

Composition of the Nominating, Compensation and Governance Committee

The Nominating, Compensation and Governance Committee has the following members: Jeffrey R. Mason (Chair), Michael Hoffman, and Saga Williams.

The Nominating, Compensation and Governance Committee follows both the mandate of the Charter of the Governance and Nominating Committee and the Compensation Committee Charter, both of which are included in the Company’s corporate governance material, which is posted on the Company’s website at https://www.furygoldmines.com/corporate/corporate-governance-1/.

All members of the Nominating, Compensation and Governance Committee are independent in accordance with applicable securities laws. None of the members of the Nominating, Compensation and Governance Committee were, during the most recently completed fiscal year of the Company, an officer or employee of the Company or any of its subsidiaries. Upon joining the Board, Michael Hoffman and Saga Williams were appointed to the Nominating, Compensation and Governance Committee, replacing Steve Cook and Gordon Fretwell, effective October 9, 2020.

Nominating and Governance Committee Charter

●
The functions of the Nominating, Compensation and Governance Committee fall under the Nominating and Governance Committee Charter and are to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding the effectiveness of the Board, and to establish and lead the process for identifying, recruiting, appointing, re-appointing, and providing ongoing development for directors.

●
The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually under the direction of the Nominating, Compensation and Governance Committee and those assessments are then provided to the Board.

●
The Nominating, Compensation and Governance Committee is responsible for developing and recommending to the Board the Company’s approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating, Compensation and Governance Committee also reviews all new and modified rules and policies applicable to governance of listed corporations to ensure that the Company remains in full compliance with such requirements as are applicable.

●
In exercising its nominating function, the Nominating, Compensation and Governance Committee evaluates and recommends to the Board the size of the Board and certain persons as nominees for the position of director of the Company.

Compensation Committee Charter

●
The function of the Nominating, Compensation and Governance Committee under the Compensation Committee Charter is to consider the terms of employment of the CEO, CFO and other executive officers, and to consider the Company’s general compensation policy and its policy for granting awards under Fury Gold’s share option plan, which was approved by Shareholders on October 5, 2020 (“Option Plan”).

●
The Nominating, Compensation and Governance Committee functions include: the annual review of compensation paid to the Company’s executive officers and directors, the review of the performance of the Company’s executive officers, and the task of making recommendations on compensation to the Board.

●
The Nominating, Compensation and Governance Committee also periodically considers the grant of Options. Options have been granted to the executive officers, directors, and certain other service providers taking into account competitive compensation factors and the belief that Options help align the interests of executive officers, directors, and service providers with the interests of Shareholders.

Technical, Safety and Risk Management Committee

Composition of the Technical, Safety and Risk Management Committee

The Technical, Safety and Risk Management Committee has the following members: Michael Hoffman (Chair), Michael Timmins, Steve Cook, and Michael Henrichsen, SVP, Exploration, for the Company as a representative from management.

The function of the Technical, Safety and Risk Management Committee is to analyze, consider, and develop recommendations to the Board regarding the technical mission and future direction of the Company over the next five (5) years, and to develop an ongoing process for the review and revision of these recommendations. The Technical, Safety and Risk Management Committee may also act on behalf of the Board with respect to analyzing any specific technical decisions and make recommendations to the Board.

Director Evaluations

To supplement Board succession planning and its efforts to ensure Board renewal, the Nominating, Compensation and Governance Committee carries out an annual assessment of the Board members and the various committees in order to assess the overall effectiveness of the Board.

The evaluation process assists the Board in:

●
assessing its overall performance and measuring the contributions made by the Board as a whole and by each committee;

●
evaluating the mechanisms in place for the Board and each committee to operate effectively and make decisions in the best interests of the Company;

●
improving the overall performance of the Board by assisting individual directors to build on his or her strengths;

●
identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year; and

●
developing the Board’s succession plan and recruitment efforts.

The Nominating, Compensation and Governance Committee annually reviews the adequacy of the evaluation process and recommends any changes to the Board for approval. Each director completes certain surveys and provides suggestions for improvement regarding the effectiveness of the Board and each committee of the Board of which each director is a member, including their processes and their relationship with management. This assessment process also assists the Nominating, Compensation and Governance Committee in determining the financial literacy of each director and topics for continuing education.

Director Term Limits

The Company has not adopted term limits or other mechanisms to force Board renewal. Given the normal process of annual elections of individual directors by the Shareholders and the fact that individual directors also undertake annual director assessments, the Board has determined that term limits or a mandatory retirement is not required. Directors who have served on the Board for an extended period of time are in a unique position to provide valuable insight into the operations and future of the Company based on their experience with the Company’s history, performance, and objectives. From time to time, Board renewal is facilitated by introducing new director appointments to the Board with fresh perspectives to facilitate a balance between Board refreshment and continuity.

The Company has welcomed four (4) new directors to the Board, three (3) of whom joined the Board in 2020 in connection with the Company’s acquisition of Eastmain and the accompanying spin-out of the Company’s Peruvian assets, and one (1) of whom was appointed in March 2021.

Representation of Women on the Board and Senior Management

The Company adopted a diversity policy on November 14, 2018, and amended it February 18, 2021 (as so amended, the “Diversity Policy”). The Diversity Policy outlines the Company’s commitment to diversity, which includes, but is not limited to, business experience, education, geography, age, gender, ethnicity, and Indigenous peoples. The Diversity Policy provides, among other things, that the Board should appoint a certain number of women directors to the Board to encourage a diversity of experience and backgrounds in Board members. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think, and ensures that the Company has the opportunity to benefit from all available talent. The Board believes that the promotion of a diverse Board makes prudent business sense and promotes better corporate governance.

Annually, the Company’s Nominating, Compensation and Governance Committee conducts a review of the Diversity Policy and reports to the Board on its effectiveness in promoting a diverse board of directors, which includes an appropriate number of women directors. In connection with such review, the Nominating, Compensation and Governance Committee recommends to the Board any changes that it thinks appropriate. The Nominating, Compensation and Governance Committee is responsible for reviewing the Company’s public disclosure with respect to diversity.

In furtherance of gender diversity, the Company has set a target of doubling to two (2) Board members who are women on or before Fury Gold’s 2022 annual general meeting. Currently, the Board has one (1) female director, Saga Williams, representing 14% of the Board, who was appointed to the Board in October 2020.

In considering potential candidates for executive appointments, Fury Gold identifies talent available internally and externally, and the core competencies and characteristics that are desired for promotion to higher levels within the organization. The Board does not set specific gender representation targets when identifying and considering candidates for executive positions, although diversity, including, but not limited to, gender, Indigenous peoples, persons with disabilities, and members of visible minorities, is considered in identifying the group of top talent candidates.

On October 15, 2020, the Board appointed Dr. Lynsey Sherry as CFO of the Company, effective November 9, 2020, replacing Ms. Stacy Rowa who had been appointed as CFO by the Company, effective April 1, 2019. Ms. Elizabeth Senez was appointed as Interim CFO for the term of Ms. Rowa’s maternity leave, effective July 2020. Currently, two (2) executive officers of the Company are women—Dr. Lynsey Sherry, CFO, and Ms. Salisha Ilyas, Vice President, Investor Relations (“VP, Investor Relations”)—representing 40% of the Company’s executive officers.

Position Descriptions

The Board has adopted written Board Guidelines that set out limits to management’s responsibilities. In the management of the Company, any responsibility which is not delegated to senior management or to a Board committee remains with the full Board. The Board has also adopted written position descriptions for the Chair of the Board, the Chair of each Board committee, the CEO, and the CFO.

Director Meeting Attendance Record

The following table sets forth the record of attendance of each Board member to the Board and Committee meetings during the year ended December 31, 2020 during the period for which they served as directors of the Company:

Board Committee
Director	Board of Directors	Audit	Indigenous and Community Relations (4)	Nominating, Compensation and Governance (6)	Technical, Safety and Risk Management (4)	Compensation (6)	Nominating and Governance (6)	Mergers and Acquisitions (5)
Current Directors
Ivan Bebek	12/12	-	1/1	-	-	-	-	-
Michael Timmins(1)	4/4	-	-	-	1/1	-	-	-
Jeffrey R.Mason	12/12	4/4	-	1/1	-	1/1	3/3	14/14
Steve Cook	12/12	4/4	1/1	-	1/1	1/1	2/2	14/14
Michael Hoffman(1)	4/4	-	1/1	1/1	1/1	-	-	-
Saga Williams(1)	4/4	-	1/1	1/1	-	-	-	-
Forrester A. Clark(2)	0/0	-	-	-	-	-	-	-
Former Directors
Blair Schultz(1)	4/4	1/1	-	-	-	-	-	-
Shawn Wallace(3)	8/8	-	-	-	-	-	-	-
Gordon Fretwell(3)	7/8	3/3	-	-	-	1/1	2/2	14/14
Antonio Arribas(3)	8/8	-	-	-	-	-	-	-
Michael Kosowan(3)	8/8	-	-	-	-	-	-	-

Notes:
(1)
Mr. Timmins, Mr. Hoffman, Ms. Williams, and Mr. Schultz became directors of the Company on October 9, 2020. Mr. Schultz ceased to be a director effective March 16, 2021.
(2)
Mr. Clark was appointed as a director effective March 16, 2021.
(3)
Mr. Wallace, Mr. Fretwell, Mr. Arribas, and Mr. Kosowan ceased to be directors on the closing of the Transaction, on October 9, 2020.
(4)
The Technical, Safety and Risk Management Committee and the Indigenous and Community Relations Committee were formed on October 15, 2020.
(5)
The Board approved the formation of the Mergers and Acquisitions Committee effective June 15, 2020. The Mergers and Acquisition Committee’s process included many informal discussions among Committee members and formal meetings as noted in the above table. The Committee was dissolved shortly after the successful completion of the Transaction.
(6)
The Board consolidated the Compensation Committee and the Nominating and Governance Committee, effective October 15, 2020.

Orientation and Continuing Education

The Board and the Company’s senior management conducts orientation programs for new directors as soon as possible after their appointment on election as directors. The orientation programs include presentations by management to familiarize new directors with the Company’s projects and strategic plans, its significant financial, accounting, and risk management issues, its compliance programs, its Code of Ethics, its principal officers, its internal and independent auditors, and its outside legal advisors. In addition, the orientation programs include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ fiduciary duties, and, where applicable, visits to Company headquarters and, to the extent practical, the Company’s significant facilities.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with appropriate education programs and/or suggestions to undertake continuing director education, the cost of which will be borne by the Company.

Ethical Business Conduct

The Board has adopted a Code of Ethics, a copy of which is available on the Company’s website at https://www.furygoldmines.com/corporate/corporate-governance-1/. It is the Board’s responsibility to oversee compliance with the Code of Ethics. The Board has implemented an annual procedure whereby directors, officers, and employees of the Company sign off on and certify that they have read and understand the Code of Ethics and that they are unaware of any violation thereof. Any change in or waiver of any provision of the Code of Ethics shall require approval of the applicable Board committee and shall be publicly disclosed in the time period and manner as required by law or regulation.

The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate policies and the common law, and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest, have been sufficient to ensure the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to Shareholders for election at the annual general meeting, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. See “Nominating, Compensation and Governance Committee” above.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The Nominating, Compensation and Governance Committee oversees an annual formal assessment of the Board and its four (4) main committees namely the Audit Committee, the Nominating, Compensation and Governance Committee, Indigenous and Community Relations Committee, and the Technical, Safety and Risk Management Committee. The Board completed self-assessments of their performance during the most recent fiscal year ended December 31, 2020. They are satisfied with the overall project and corporate achievements of the Company and believe this reflects well on the Board and its practices.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of its Shareholders. To this end, on April 12, 2017, the Board adopted a majority voting policy for the election of directors (the “Majority Voting Policy”). The Majority Voting Policy provides that if a nominee for election as director receives a greater number of “withheld” votes than “for” votes, that nominee will tender a resignation to the Chair of the Board following the meeting of Shareholders at which the director is elected. The Board will consider the offer of resignation and announce its decision on whether to accept it in a press release within 90 days following the Shareholder meeting.

In its deliberations, the Board will consider all factors it deems relevant including any stated reasons why Shareholders “withheld” votes from the election of that director; the length of service and the qualifications of the director; the director’s contributions to the Company; the effect such resignation may have on the Company’s ability to comply with any applicable governance rules and policies and the dynamics of the Board; and whether the resignation would be in the best interests of the Company. The Board will be expected to accept the resignation except in situations where extenuating circumstances would warrant the director to continue to serve.

This Majority Voting Policy only applies in circumstances involving an uncontested election of directors, being those where the number of director nominees is the same as the number of directors to be elected to the Board. This Majority Voting Policy is now part of the governance policies on the Company’s website at https://www.furygoldmines.com/corporate/corporate-governance-1/.

Corporate Disclosure Policies

Fury Gold adheres to a comprehensive disclosure policy, as amended January 12, 2021 and an insider trading policy, as amended April 15, 2021 (collectively, the “Disclosure Policies”), that govern communication and information management by Company personnel. The Disclosure Policies set out specific procedures for reviewing and approving the dissemination of company information to the public. The Company has a management disclosure committee that is responsible for the administration of the Policies and its compliance with legal statutes, policies, and procedures regarding disclosure of Company information.

The Disclosure Policies include, but is not limited to, the following basic elements:

●
Confidentiality: In carrying out the Company’s business activities, employees, officers, and directors often learn confidential or proprietary information about the Company, suppliers, or joint venture parties. Confidentiality of such information must be respected except when disclosure is authorized or legally mandated. Confidential or proprietary information includes any non-public information that would be harmful to the Company, useful or helpful to competitors if disclosed, or would provide unfair advantage within the capital markets.

●
Securities Law and Insider Trading: Fury Gold complies with all applicable securities laws and regulations to ensure that material non-public information (“Inside Information”) is disclosed using proper authority and in accordance with the law. Only those personnel who have a need to know receive Inside Information before it is released to the public. Company insiders must not use Inside Information for personal profit and must not take advantage of Inside Information by trading or providing Inside Information to others to trade in the securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

In this section “Named Executive Officer” or “NEO” means the CEO as at December 31, 2020, the CFO as at December 31, 2020, each individual who served as CEO or CFO of the Company during the fiscal year ended December 31, 2020, and each of the three (3) most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation in 2020 exceeded $150,000, and any other individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year. As a result of the Transaction, there were significant in the executive ranks of the Company during 2020.

Current Officers

Michael Timmins, President and CEO, Lynsey Sherry, CFO, Michael Henrichsen, SVP, Exploration, Salisha Ilyas, VP, Investor Relations, and Bryan Atkinson, Vice President, Project Development (“VP, Project Development”).

Former Officers

Ivan Bebek, currently the Chair of the Board, served as Executive Chair until the closing of the Transaction on October 9, 2020. Shawn Wallace was the CEO of the Company until the closing of the Transaction. Stacy Rowa served as CFO of the Company until June 30, 2020, when she commenced a maternity leave. Elizabeth Senez served as interim CFO from July 1, 2020 until November 9, 2020. David Smithson served as Vice President, Exploration until October 9, 2020. Mr. Wallace, Mr. Smithson, and Ms. Senez remained as advisors to the Company, subsequent to their resignations, effective November 9, 2020.

Officers of Eastmain

Blair Schultz, Joseph Fazzini, and Manuel Ng Lai served as interim CEO, CFO and Vice President, Corporate Development (“CFO and VP, Corporate Development”), and Project Engineer, respectively, prior to the closing of the Transaction.

Compensation Discussion and Analysis

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Nominating, Compensation and Governance Committee advises and guides the Board in this role. The Company’s Nominating, Compensation and Governance Committee receives and reviews independent competitive market information on compensation levels for executives as well as their performance.

The Board assesses the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Board has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Board considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Philosophy and Objectives

The Company’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives including:

(a)
attracting and retaining talented, qualified, and effective executives;

(b)
motivating the short-term and long-term performance of these executives; and

(c)
aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company employs a combination of base salary, bonus compensation, and equity participation through its Option Plan.

Base Salary

In the Board’s view, paying base salaries or fees competitive in the markets in which the Company operates is a first step in attracting and retaining talented, qualified, and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources including surveys conducted by independent consultants and national and international publications. Comparable companies include, but are not limited to: Prime Mining Corp.; Falco Resources Ltd.; Anaconda Mining Inc.; Osino Resources Corporation; Minera Alamos Inc.; Probe Metals Inc.; Spot Gold; Galway Metals Inc.; Orezone Gold Corporation; Lumina Gold Corp.; Corvus Gold Inc.; Belo Sun Mining Corp.; Chesapeake Gold Corp.; O3 Mining Inc.; Gold Standard Ventures Corp.; Integra Resources Corp.; International Tower Hill Mines Ltd.; and Amex Exploration Inc. The Company’s peer group was determined by identifying other mining issuers listed on both the TSX and the NYSE American with comparable market capitalizations and businesses.

Bonus Incentive Compensation

The Company’s objective in implementing bonus incentive compensation is to achieve certain strategic objectives and milestones by motivating the short-term and long-term performance of its senior management. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Board approves executive bonus compensation based on recommendations of the Nominating, Compensation and Governance Committee. Amounts recommended by the Nominating, Compensation and Governance Committee and approval by the Board are entirely at their discretion based on performance assessments.

Bonus incentive compensation recognized during the fiscal year ended December 31, 2020 was related to: a) the Company’s and the executive’s performance during the current year; and b) certain bonuses payable in respect of the successful completion of the Transaction. A summary of this has been included under the “Summary Compensation Table” below.

Equity Participation

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s Option Plan. Options to purchase Common Shares in the Company are granted to executives and employees taking into account a number of factors including, but not limited to, the number and term of Options previously granted, base salary and bonuses, and competitive factors. The number and terms of Option grants are reviewed and recommended by the Nominating, Compensation and Governance Committee and determined by the sole discretion of the Board.

Given the evolving nature of the Company’s business as a mineral exploration and development company, the Board periodically reviews and as necessary redesigns the overall compensation plan for senior management to continue to address the objectives identified above.

Option-based Awards

The Company’s current Option Plan was adopted by the Board and approved by Shareholders on October 5, 2020, and provides incentive to directors, management, employees, and certain other service providers of the Company to acquire an equity interest in the Company. Thus, it encourages the alignment of interests of management with Shareholders and fosters management’s continued association with the Company.

The only long-term or equity incentives which the Company uses are Options pursuant to the Option Plan. The Board and/or the Nominating, Compensation and Governance Committee authorizes the grant of Options to directors, management, employees, and service providers, and Options are generally granted annually, as well as at other times of the year, to individuals who are commencing employment with the Company. Option exercise prices are set in accordance with TSX rules and are based on the five-day volume weighted average price prior to the date of grant. Options are granted taking into account a number of factors including, but not limited to, the number and term of Options previously granted, base salary and bonuses, and competitive factors. Options vest on terms established by and recommended by the Nominating, Compensation and Governance Committee to the Board. See disclosure under “Securities Authorized for Issuance under Equity Compensation Plans” for material terms of the Option Plan.

General

The Nominating, Compensation and Governance Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Nominating, Compensation and Governance Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is a restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For the year ended December 31, 2020, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of the Company’s equity securities granted as compensation or held.

Performance Graph

The following graph compares the cumulative Shareholder return on an investment of $100 in the Common Shares of the Company for the past five (5) years on the TSX and TSXV with a cumulative total Shareholder return on the S&P/TSX Composite Index.

The NEO compensation for the fiscal year 2021 is expected to differ substantially from previous years. NEO salaries have generally increased in line with overall increases in the Company’s operating activities for the year; however, the 2020 compensation disclosed herein reflects the short-term effects of the transition of executive officers and directors of the Company as well as the corporate complexity due to the completion of the Transaction. Bonus incentive compensation in 2020 is not comparable to that of 2019 because, in connection with the Transaction, the Company offered compensation in line with the effort and success of the strategic pivot of Company resources. At its meeting on December 29, 2020, the Nominating, Compensation, and Governance Committee made its recommendations to the Board for bonus incentive compensation for fiscal 2020. There were 2,400,000 Options granted to current and former Company NEOs during the fiscal year ended December 31, 2020, while 1,190,000 Options were granted during the fiscal year ended December 31, 2019. Additionally, pursuant to the Transaction, 441,387 Options were issued to former Eastmain NEOs to replace Eastmain share options.

Summary Compensation Table

The compensation earned by the NEOs during the Company’s most recently completed fiscal years ended December 31, 2020, December 31, 2019, and December 31, 2018, is set out below. There were no long-term incentive plans or pension value payments paid to NEOs during these periods. Certain share-based awards were paid to former Eastmain NEOs, prior to the completion of the Transaction on October 9, 2020.

It should be noted that the annual incentive plan amounts are paid in the year subsequent to the year of evaluation by the Nominating, Compensation and Governance Committee and as approved by the Board. Previously, the Company had reported annual incentive plan payments in the year it was paid to the NEO; however, commencing in 2019, the Company reported annual incentive plan payments in the year it was earned by the NEO.

On October 9, 2020, the Company consolidated the 112,340,434 Common Shares outstanding as of that date to 75,900,000 Common Shares (the “Consolidation”) in accordance with the terms of the Transaction. Shares reserved under the Company’s equity incentive plans and bonus warrants outstanding were adjusted to reflect the share Consolidation. Additionally, pursuant to the terms of the Transaction, the exercise prices of issued share options prior to October 9, 2020 were adjusted downwards by $0.95, reflecting the fair value of the Peruvian projects allocated to the Spincos. The exercise price of each outstanding share option as at October 9, 2020 was retrospectively adjusted to reflect this change.

Name and principal position	Year	Salary	Option-based awards (16)	Share-based awards (17)	Non-equity incentive plan compensation (18)	All Other compensation (15)	Total compensation
		($)	($)	($)	($)	($)	($)
Current Officers
Michael Timmins(1) President and CEO	2020 2019 2018	81,056 Nil Nil	1,045,000 Nil Nil	Nil Nil Nil	70,000 Nil Nil	Nil Nil Nil	1,196,056 Nil Nil
Lynsey Sherry(2) CFO	2020 2019 2018	35,266 Nil Nil	261,250 Nil Nil	Nil Nil Nil	10,000 Nil Nil	Nil Nil Nil	306,516 Nil Nil
Michael Henrichsen(3) SVP, Exploration	2020 2019 2018	225,834 230,000 230,000	313,500 265,352 84,530	Nil Nil Nil	63,333 76,667 57,500	Nil Nil Nil	602,667 572,018 372,030
Bryan Atkinson(4) VP, Project Development	2020 2019 2018	37,220 Nil Nil	156,750 Nil Nil	Nil Nil Nil	20,000 Nil Nil	Nil Nil Nil	213,970 Nil Nil
Salisha Ilyas(5) VP, Investor Relations	2020 2019 2018	20,013 Nil Nil	156,750 Nil Nil	Nil Nil Nil	5,000 Nil Nil	Nil Nil Nil	181,763 Nil Nil
Former Officers
Ivan Bebek(6) Former Executive Chairman	2020 2019 2018	296,950 270,000 270,000	313,500 265,352 105,663	Nil Nil Nil	45,000 90,000 67,500	Nil Nil Nil	655,450 625,352 443,163
Shawn Wallace(7) Former CEO	2020 2019 2018	175,779 180,000 225,000	313,500 265,352 105,663	Nil Nil Nil	30,000 60,000 45,000	Nil Nil Nil	519,279 505,352 375,663
Stacy Rowa(8) Former CFO	2020 2019 2018	131,008 138,250 121,900	Nil 331,689 63,398	Nil Nil Nil	23,042 46,083 7,500	Nil Nil Nil	154,050 516,022 192,798

Name and principal position	Year	Salary	Option-based awards (16)	Share-based awards (17)	Non-equity incentive plan compensation (18)	All Other compensation (15)	Total compensation
		($)	($)	($)	($)	($)	($)
Former Officers
Elizabeth Senez(9) Former Interim CFO	2020 2019 2018	70,685 Nil Nil	156,750 Nil Nil	Nil Nil Nil	40,000 Nil Nil	Nil Nil Nil	267,435 Nil Nil
David Smithson(10) Former VP, Exploration	2020 2019 2018	181,667 200,000 200,000	104,500 225,549 84,530	Nil Nil Nil	43,333 66,667 50,000	Nil Nil Nil	329,500 492,215 334,530
Former Officers of Eastmain
Blair Schultz(11)(12) Interim CEO	2020 2019 2018	72,832 33,800 30,000	35,190 Nil 10,560	8,969 Nil Nil	200,000 Nil Nil	Nil Nil Nil	316,991 33,800 40,560
Joesph Fazzini(13) CFO and VP, Corporate Development	2020 2019 2018	166,615 178,694 180,000	58,160 11,647 25,167	7,875 34,898 40,500	Nil 46,530 85,000	533,061 Nil Nil	765,711 271,769 330,667
Manuel Ng Lai(14) Project Engineer	2020 2019 2018	143,931 163,031 212,000	13,466 4,449 15,878	Nil 13,332 Nil	Nil Nil Nil	168,000 Nil Nil	325,397 180,812 227,878

Notes:

(1)
Mr. Timmins was appointed CEO of the Company effective October 9, 2020.

(2)
Dr. Sherry was appointed CFO of the Company effective November 9, 2020.

(3)
Mr. Henrichsen served as the Chief Operating Officer of the Company until October 8, 2020; since October 9, 2020, he has served as SVP, Exploration.

(4)
Mr. Atkinson has served as VP, Project Development of the Company since October 9, 2020. Mr. Atkinson was previously employed by a related party, Universal Mineral Services Ltd., in a non-executive functional role, the compensation disclosure in the above table includes compensation from the date of hire of Mr. Atkinson by the Company in an executive role.

(5)
Ms. Ilyas has served as VP, Investor Relations of the Company since October 9, 2020.

(6)
Mr. Bebek served as Executive Chairman of the Company from June 16, 2016 until completion of the Transaction; since October 5, 2020, Mr. Bebek has served as Chair of the Board of the Company. Mr. Bebek’s salary in 2020 includes certain payments made under a six (6) month transition contract which commenced on October 9, 2020.

(7)
Mr. Wallace served as CEO of the Company until the completion of the Transaction. Mr. Timmins replaced Mr. Wallace as appointed President and CEO effective October 9, 2020. Mr. Wallace continued as a strategic advisor to the Company, subsequent to his resignation.

(8)
Ms. Rowa was appointed CFO of the Company effective April 1, 2019.

(9)
Ms. Senez served as interim CFO of the Company from July 1, 2020 to November 9, 2020. Ms. Senez’s salary in 2020 includes certain payments made under a six (6) month transition contract which commenced on October 9, 2020.

(10)
Mr. Smithson served as VP, Exploration of the Company until October 9, 2020. Mr. Smithson’s salary in 2020 includes certain payments made under a six (6) month transition contract which commenced on October 9, 2020.

(11)
Mr. Schultz served as interim CEO of Eastmain until October 9, 2020.

(12)
Non-equity incentive plan compensation includes a completion bonus billed from Schultz Capital Inc. on October 9, 2020.

(13)
Mr. Fazzini served as CFO and VP, Corporate Development of Eastmain until October 9, 2020.

(14)
Mr. Ng Lai served as the Project Engineer of Eastmain, until October 9, 2020.

(15)
All Other Compensation represents certain termination payments for Mr. Fazzini and Mr. Ng Lai and consulting fees in respect of a transitional consulting agreement between the company and Mr. Fazzini.

(16)
Pursuant to the Transaction, options to acquire Eastmain shares were replaced with Options.

(17)
The values in this column represent the fair value of shares granted on the date of vesting. The fair value was determined using the closing share price on the date of vesting.

(18)
Non-equity incentive plan compensation for 2018 for the Company represents amounts paid in 2018. Non-equity plan incentive compensation for 2019 and 2020 of the Company represents compensation earned in 2019 and 2020, respectively.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

No share-based awards have been granted to any of the NEOs of the Company. The following table sets out all option-based awards outstanding as at December 31, 2020, for each NEO:

Option-based Awards
Name	Number of securities underlying unexercised Options(#)	Optionexercise price($)	Option expiration date(D/M/Y)	Value of unexercised in-the-money Options(1)($)
Current Officers
Michael Timmins	1,000,000	2.05	20-Oct-25	Nil
Lynsey Sherry	250,000	2.05	20-Oct-25	Nil
Michael Henrichsen	300,000 104,722	2.05 2.94	20-Oct-25 20-Jun-21	Nil Nil
Bryan Atkinson	150,000 54,050	2.05 3.82	20-Oct-25 10-Jan-22	Nil Nil
Salisha Ilyas	150,000	2.05	20-Oct-25	Nil
Former Officers
Ivan Bebek	300,000 135,125 135,125	2.05 1.95 2.94	20-Oct-25 09-Apr-24 20-Jun-21	Nil Nil Nil
Shawn Wallace	300,000 135,125	2.05 2.94	20-Oct-25 20-Jun-21	Nil Nil
Stacy Rowa	37,160	2.94	20-Jun-21	Nil
Elizabeth Senez	150,000	2.05	20-Oct-25	Nil
David Smithson	100,000 33,984 135,125	2.05 1.15 2.94	20-Oct-25 26-Jun-23 20-Jun-21	Nil Nil Nil
Note:
(1)
Based on the closing price of the Common Shares on the TSX on December 31, 2020 of $1.82.

Option-based Awards
Name	Number of securities underlying unexercised Options(#)	Optionexercise price($)	Option expiration date(D/M/Y)	Value of unexercised in-the-money Options(1)($)
Former Officers of Eastmain
Blair Schultz	130,000 58,343 35,006 11,669 8,751 29,171	2.05 0.56 0.86 1.54 3.04 5.14	20-Oct-25 01-Apr-25 23-Jan-25 18-Sep-23 14-Sep-22 17-Jun-21	Nil 73,512 33,606 3,267 Nil Nil
Joe Fazzini	118,435 15,426 26,254 11,669 20,420 23,337	0.86 1.29 1.54 3.04 4.37 5.14	23-Jan-25 28-Jan-24 18-Sep-23 14-Sep-22 02-Jan-22 17-Jun-21	113,698 8,176 7,351 Nil Nil Nil
Manuel Ng Lai	27,421 5,893 17,503 11,669 8,751 11,669	0.86 1.29 1.54 3.04 4.37 5.14	23-Jan-25 28-Jan-24 18-Sep-23 14-Sep-22 02-Jan-22 17-Jun-21	26,324 3,123 4,901 Nil Nil Nil
Note:
(1)
Based on the closing price of the Common Shares on the TSX on December 31, 2020 of $1.82.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2020, for each NEO:

Name	Option-based awards – Value vested during the year($)	Non-equity incentive plan compensation – Value earned during the year($)
Current Officers
Michael Timmins	Nil	70,000
Lynsey Sherry	Nil	10,000
Michael Henrichsen	139,750	63,333
Bryan Atkinson	Nil	20,000
Salisha Ilyas	Nil	5,000

Name	Option-based awards – Value vested during the year($)	Non-equity incentive plan compensation – Value earned during the year($)
Former Officers
Ivan Bebek	139,750	45,000
Shawn Wallace	139,750	30,000
Elizabeth Senez	Nil	40,000
Stacy Rowa	174,688	23,042
David Smithson	118,788	43,333
Former Officers of Eastmain
Blair Schultz	2,310	200,000
Joe Fazzini	5,198	Nil
Manuel Ng Lai	3,465	Nil

See “Securities Authorized for Issuance under Equity Compensation Plans” for further information on the Company’s Share Option Plan.

Pension Plan

The Company has no pension plans for its directors, officers, or employees.

Termination and Change of Control Benefits

Capitalized terms used but not otherwise defined in this Section "Termination and Change of Control Benefits” shall have the meanings ascribed to such terms in each of the respective employment agreements noted below.

Each of Michael Timmins, Lynsey Sherry, Michael Henrichsen, Bryan Atkinson, Salisha Ilyas, and Stacy Rowa (each an “Executive”) has an Executive Employment Agreement whereby, in the event the Company experiences a change of control, such NEO shall have a special right to resign for good reason at any time within 12 months after a Change in Control as defined in the relevant employment agreement of the Company. An NEO sending notice of resignation under this section must provide one month’s notice of such resignation. Dependent on the NEO’s role, level of responsibility, and date of hire, there were three change of control plans in effect as of December 31, 2020.

In the event the NEO is terminated without just cause or resignation for good reason after change in control, within 12 months after a Change in Control, the Company shall provide the NEO with the following, with all cash compensation payable within five business days of the NEO’s last day of work (the “Termination Date”):

Name	Michael Timmins Lynsey Sherry	Bryan Atkinson Salisha Ilyas	Michael Henrichsen Stacy Rowa
Salary and Bonus (less required statutory deductions)
Annual salary and vacation pay earned to Termination Date; and the aggregate of:
i) 2 years of Annual Compensation(1); and
(ii) a bonus for the year prorated to Termination Date, with personal or functional performance prorated to the assessed at not less than target.

Annual salary and vacation pay earned to Termination Date; and the aggregate of:
i) 1 year of Annual Compensation(1); and
(ii) a bonus for the year prorated to Termination Date, with personal or functional performance prorated to the assessed at not less than target.

Annual salary and vacation pay earned to Termination Date, plus any expenses not yet reimbursed or other compensation payable at the Termination Date, and the aggregate of:
i) 2 years of Annual Salary; and
(ii) a bonus for the year prorated to Termination Date(2).

Benefits (excluding Disability Insurance)	Continuation of benefits, at cost of Company until the earlier of 24 months from the Termination Date or the NEO obtaining comparable benefits through other employment	Continuation of benefits, at cost of Company until the earlier of 12 months from the Termination Date or the NEO obtaining comparable benefits through other employment	Continuation of benefits, at cost of Company until the earlier of 24 months from the Termination Date or the NEO obtaining comparable benefits through other employment
Disability Insurance	Amount equal to 24 months of NEO’s then prevailing premiums	Amount equal to 12 months of NEO’s then prevailing premiums	Amount equal to 24 months of NEO’s then prevailing premiums
Options	Unvested Option vest immediately; exercisable until earlier of normal expiry date or 1 year after Termination Date
Placement Services	Maximum of $5,000	Maximum of $5,000	Lesser of 10% of NEO’s annual salary or $25,000
Notes:
(1)
“Annual Compensation” means the sum of: (a) the greater of (i) the base salary of the Executive, paid or payable by the Company, calculated as at the end of the month immediately preceding the month in which insolvency or a Change of Control occurs, and (ii) the annual base salary of the Executive, paid or payable by the Company, calculated as at the end of the month immediately preceding the month in which the Date of Termination occurs; and (b) an amount equal to the greater of: (i) the average of the annual bonus paid to the Executive for the previous three years, if any, or such lesser number of years that the Executive has been employed by the Company and (ii) 100% of the Executive’s earned annual performance bonus for the current fiscal year of the Company.
(2)
If no such amount for the year in which termination occurs has been established as at the Termination Date, the amount paid as an incentive bonus for the immediately preceding year shall be used.

In the event the triggering event took place on the last business day of the Company’s most recently completed fiscal year, the following gross payments would have become payable:

Name	Gross termination and change of control benefit($)
Current Officers
Michael Timmins	865,000
Lynsey Sherry	525,000
Michael Henrichsen	445,000
Bryan Atkinson	199,500
Salisha Ilyas	185,000
Former Officers
Stacy Rowa	359,450

Director Compensation

As compensation during the most recently completed fiscal year ended December 31, 2020, directors of the Company received option-based awards and a cash retainer, subsequent to their appointment to the Board of the Company:

Name(1)(2)	Fees earned	Option-based awards	All other compensation	Non-equity incentive plan compensation	Total
	($)	($)	($)	($)	($)
Current Directors
Jeffrey R. Mason	31,125	135,850	Nil	50,000(2)	216,975
Steve Cook	31,500	135,850	Nil	50,000(2)	217,350
Michael Hoffman(3)	8,226	135,850	Nil	Nil	144,076
Saga Williams	7,851	135,850	Nil	Nil	143,701
Former Directors
Blair Schultz(3)	7,101	135,850	Nil	Nil	142,951
Michael Kosowan	19,345	Nil	Nil	Nil	19,345
Gordon Fretwell	23,214	Nil	Nil	50,000(2)	73,214
Antonio Arribas	19,345	Nil	Nil	Nil	19,345
Notes:
(1)
Mr. Timmins and Mr. Bebek are directors of the Company who received compensation in 2020 for their service as officers of the Company. See “Statement of Executive Compensation”.
(2)
A completion bonus of $50,000 was paid to each member of the Mergers and Acquisitions Committee.
(3)
Pursuant to the Transaction, Mr. Hoffman and Mr. Schultz received 84,597 and 142,940 Options, respectively, to replace Eastmain options held by such individuals.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2020, for each director, excluding a director who serves as an executive officer:

Name	Option-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Current Directors
Jeffrey R. Mason(1)	182,475	50,000
Steve Cook(1)	69,875	50,000
Michael Hoffman	Nil	Nil
Saga Williams	Nil	Nil
Former Directors
Blair Schultz	Nil	Nil
Michael Kosowan	69,875	Nil
Gordon Fretwell(1)	69,875	50,000
Antonio Arribas	69,875	Nil
Note:
(1)
As members of the Mergers and Acquisitions Committee, Mr. Mason, Mr. Cook, and Mr. Fretwell received a $50,000 completion bonus upon successful completion of the Transaction on October 9, 2020.

Outstanding Option-based Awards

The following table sets out all option-based awards outstanding as at December 31, 2020 for each director who was not an executive officer of the Company:

Option-based Awards
Name	Number of securities underlying unexercised Options(#)	Option exercise price($)	Option expiration date(D/M/Y)	Value of unexercised in-the-money Options(1) ($)
Current Directors
Jeffrey R. Mason	130,000	2.05	20-Oct-25	Nil
Steve Cook	130,000	2.05	20-Oct-25	Nil
Michael Hoffman	29,171 8,751 11,669 35,006 130,000	3.09 3.04 1.54 0.86 2.05	11-Mar-21 14-Sep-22 18-Sep-23 23-Jan-25 20-Oct-25	Nil Nil 3,267 33,606 Nil
Saga Williams	130,000	2.05	20-Oct-25	Nil
Former Directors
Blair Schultz	130,000 58,343 35,006 11,669 8,751 29,171	2.05 0.56 0.86 1.54 3.04 5.14	20-Oct-25 01-Apr-25 23-Jan-25 18-Sep-23 14-Sep-22 17-Jun-21	Nil 73,512 33,606 3,267 Nil Nil
Michael Kosowan	121,612	4.77	10-Jan-22	Nil
Gordon Fretwell	Nil	Nil	Nil	Nil
Antonio Arribas	33,781	2.94	20-Jun-21	Nil
	67,562	1.95	09-Apr-24	Nil
Note:
(1)
Based on the closing price of the Common Shares on the TSX on December 31, 2020 of $1.82.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has only one (1) equity compensation plan, being the Option Plan, which is a rolling plan pursuant to which Options totalling a maximum of 10% of the Common Shares issued and outstanding from time to time are available for grant. TSX policies require approval of rolling stock option plans every three (3) years by the Shareholders. The Option Plan was approved by Shareholders in 2017 and was re-approved at the Company’s annual general meeting held in 2020. The Option Plan will be due for approval at the Company’s annual general meeting held in 2023.

Options Available

Pursuant to the Option Plan, as outstanding Options are exercised additional Options may be granted to replace the exercised Options. In addition, as the number of issued and outstanding Common Shares of the Company increases, the number of Options available for granting to eligible Canadian resident optionees (“Canadian Optionees”) optionees and US resident optionees (“US Optionees”) also increases. As at the date hereof, there are Options outstanding to purchase an aggregate of 6,668,645 Common Shares, representing approximately 6% of Common Shares outstanding and Eastmain legacy options outstanding to purchase an aggregate of 1,462,823 Common Shares, representing 1.24% of Common Shares outstanding. Accordingly, there are a further 5,124,428 Common Shares available for grant of Options pursuant to the Option Plan, representing approximately 4% of the Common Shares outstanding. At the Record Date, May 19, 2021, there were 358,02  Options granted to US Optionees. Accordingly, there are a further 1,641,978 Common Shares available for grant of Incentive Stock Options to US Optionees within the maximum available pursuant to the Option Plan.

Material Terms of the Option Plan

Capitalized terms used but not otherwise defined in this Section "Material Terms of the Option Plan” shall have the meanings ascribed to such terms in the Company's 2020 Option Plan which is available under the Company’s profile on SEDAR at www.sedar.com.

The following is a summary of the material terms of the Option Plan:

(a)
Persons who are directors, officers, employees, and consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of Options under the Option Plan.

(b)
Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If an Option is granted to a company, the company must undertake that it will not, without the prior consent of the TSX, permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect.

(c)
All Options granted under the Option Plan will be exercisable only by the Optionee to whom they have been granted and the Options are non-assignable and non-transferable, except in the case of the death of an Optionee, whereby any vested Option held by the deceased Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs, or executors until the earlier of one (1) year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option.

(d)
Vesting of Options is determined by the Board and subject to the following:

●
where an Optionee has left the Company’s employ/office or has been advised their services are no longer required or their service contract has expired, subject to other provisions set out in the Option Plan, vested Options shall expire on the earlier of the date of expiration of the term otherwise applicable to such Option and 90 days after the date the Optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested Options shall immediately terminate without right to exercise same;

●
in the case of an Optionee being dismissed from employment or service for cause, Options owned by such Optionee, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

●
in the event of a change of control occurring, Options granted to directors and officers which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control; and

●
in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, Options granted which are subject to a vesting provision shall be deemed to have vested on the date of the Shareholder meeting at which the director is not re-elected.

(e)
All Options granted under the Option Plan are exercisable for a period of up to five (5) years and will vest at the discretion of the Board, provided that the term of such Options may be extended in circumstances where the expiry date otherwise falls during a blackout period (defined below) as determined in accordance with the Company’s policies or applicable securities legislation, and subject to:

i.
the Optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries and affiliates as well as, at the discretion of the Board, achieving certain milestones, which may be defined by the Board from time to time, or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

ii.
remaining as a director of the Company or any of its subsidiaries or affiliates during the vesting period.

A “blackout period” is any period of time during which a Participant (as defined in the Option Plan) is unable to trade securities of the Company as a consequence of the implementation of a general restriction on such trading by an authorized Officer or Director pursuant to the Company’s governance policies that authorize general and/or specific restrictions on trading by service providers in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company’s affairs. The term of an Option will expire on its Expiry Date as defined in the Option Plan unless the Expiry Date occurs during a blackout period or within five (5) business days after the expiry of the blackout period, then the Expiry Date for that Option is automatically adjusted, at the discretion of the Board, to extend it to the date that is the 10th business day after the date the blackout period expires.

(f)
The exercise price of an Option is established by the Board at the time the Option is granted, provided that the minimum exercise price shall not be less than the market price being the weighted average trading price of the Common Shares on the TSX for the five (5) trading days preceding the date of the grant.

(g)
The number of Common Shares that may be issuable to directors who are independent directors of the Company, which when combined with all of the Company’s other share compensation arrangements currently in effect for their benefit, may not collectively exceed 1% of the Company’s outstanding Common Shares.

(h)
Subject to the requirements of the TSX, the Board may in its absolute discretion, without Shareholder approval, amend or modify the Option Plan or any Option granted as follows:

i.
it may make amendments which are of a typographical, grammatical, or clerical nature;

ii.
it may change the vesting provisions of an Option granted hereunder;

iii.
it may change the termination provision of an Option granted hereunder which does not entail an extension beyond the original expiry date of such Option;

iv.
it may add a cashless exercise feature payable in cash or Common Shares;

v.
it may make amendments necessary as a result of changes in securities laws applicable to the Company; and

vi.
if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market.

(i)
The Option Plan is subject to the following restrictions, though the Company may seek disinterested Shareholder approval to cure such limitations (as defined herein):

i.
the number of Common Shares that may be issued to Insiders as a group under the Option Plan, when combined with Common Shares that may be issued to Insiders under all other Share Compensation Arrangements of the Company, may not exceed 10% of the issued Common Shares within any twelve (12) month period;

ii.
the number of Common Shares issuable to Insiders as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all other Share Compensation Arrangements of the Company, may not exceed 10% of the Company’s issued Common Shares;

iii.
Common Shares being issuable to directors who are independent directors (as defined in Sections 1.4 and 1.5 of NI 52-110) of the Company, which when combined with all other Share Compensation Arrangements of the Company currently in effect for their benefit (for avoidance of doubt excluding any previously exercised Options or any other Share Compensation Arrangement already paid), may not collectively exceed 1% of the outstanding Common Shares and may not exceed for each individual, a value of $100,000 in any twelve (12) month period; provided as well that Common Shares issuable under Options and any other Share Compensation Arrangements currently in effect which have been granted to:

●
any Director who was non-independent at the time of grant of Options but who subsequently became an independent Director; and

●
any Director who was an independent director at the time of grant of Options but subsequently becomes a non-independent Director;

shall in either such case, be excluded from the calculation of 1% of the outstanding Common Shares issuable under the Plan;

iv.
Disinterested Shareholder approval shall be required in respect of:

●
any amendment which reduces the exercise price of an Option;

●
any amendment to extend the term of an Option;

●
amendments to increase any of the limits on the number of Options that may be granted;

●
any amendment to eligible Participants that may permit an increase to the proposed limit on independent Director participation;

●
any amendment to the transferability or assignability of an Option;

●
any amendment to Option Plan section 2.9 Terms or Amendments Requiring Disinterested Shareholder Approval; and

●
any amendments required to be approved by Shareholders under applicable law.

v.
No exercise price of an Option granted to an Insider may be reduced nor the term of an Option granted to an Insider extended without approval of the disinterested Shareholders of the Company.

(j)
The Option Plan includes procedures for notification of a take-over bid (under National Policy 62-203 – Take-Over Bids and Issuer Bids), the related vesting requirements and the criteria by which the Board may determine the success of a take-over bid.

(k)
The Option Plan accommodates the different tax consequences and tax withholding requirements arising from the Income Tax Act (Canada) and US Internal Revenue Code of 1986, as amended from time to time, including any successor legislation thereto, and which are available under share incentives as they relate to each Canadian Optionee or US Optionee, respectively. In particular, the Option Plan addresses US tax responsibilities of US Optionees and US Taxpayers in addition to Canadian tax withholding procedures for Canadian Optionees. The Option Plan also includes a separate form of option commitment applicable to the relevant Canadian or US tax regimes. The Option Plan also has an aggregate maximum number of 2,000,000 Common Shares to be issued pursuant to Options granted to US Optionees.

Definitions

A “disinterested Shareholder” means a Shareholder that is not an Insider to whom Options may be granted under the Plan and they are not an associate of an Insider.

An “Insider” is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of and/or control or direction, either directly or indirectly, over securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

The following table sets out equity compensation plan information as at the fiscal year ended December 31, 2020:

	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (percentage of outstanding Common Shares)(1)	Weighted-average exercise price of outstanding Options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (percentage of outstanding Common Shares)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	8,141,004 (6.91%)	2.67	5,212,136 (4.42%)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	8,141,004 (6.91%)	2.67	5,212,136 (4.42%)
Note:
(1)
Number of securities to be issued upon exercise of outstanding Options and warrants includes 1,570,755 Eastmain share Options which are excluded from the total reserved options with the TSX.

The following table sets out the annual burn rate (1) for the Option Plan, which is the Company’s only equity compensation plan:

Option Plan	Fiscal year ended December 31
	2020	2019	2018
	0.73	0.45	0.32
Note:
(1)
The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year.

Indebtedness of Directors and Executive Officers

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the most recently completed fiscal year ended December 31, 2020 or as at the date hereof.

Interest of Informed Persons in Material Transactions

This Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

On February 6, 2020, the Company announced the closing of a non-brokered private placement of 6,333,984 Common Shares (9,375,000 pre-Consolidation) at a price of $2.37 ($1.60 pre-Consolidation) per common share, for gross proceeds of $15 million. The private placement included total insider participation of 183,686 Common Shares (271,875 pre-Consolidation) for proceeds of $435,000. The following NEOs and directors of the Company participated in this private placement:

NEO / Director / Insider	Number of (pre-Consolidation) Common Shares	Price (pre-Consolidation)
SM Cook Legal Services Corp. (Steve Cook)	15,625	$1.60
Jeffrey R. Mason	250,000	$1.60
Stacy Rowa	6,250	$1.60

Management Contracts

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Company for the fiscal year ended December 31, 2020 and the related management discussion and analysis, both of which were filed under the Company’s SEDAR profile at www.sedar.com on March 31, 2021.

A Shareholder may obtain additional information upon request without charge from the Company’s Chief Financial Officer at Suite 900, 34 King Street East, Toronto, Ontario, Canada, M5C 2X8, telephone: 844-601-0841 and is also available via the Internet on SEDAR at www.sedar.com. The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to Shareholders have been approved by the Board of the Company.

DATED at Toronto, Ontario, May 21 2021.

BY ORDER OF THE BOARD

“Michael Timmins”

Michael Timmins

President, Chief Executive Officer and Director

SCHEDULE A

Amendment to Articles – Addition of Notice-and-Access Provisions

Current Provisions

Article 23.1 of the Articles currently reads as follows:

“23.1
Unless the Act or these Articles provide otherwise, a notice, statement, report, or other record required or permitted by the Act or these Articles to be sent by or to a person may be sent by:

(a)
mail addressed to the person at the applicable address for that person as follows:

(i)
for a record mailed to a shareholder, the shareholder’s registered address;

(ii)
for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)
in any other case, the mailing address of the intended recipient;

(b)
delivery at the applicable address for that person as follows, addressed to the person:

(i)
for a record delivered to a shareholder, the shareholder’s registered address;

(ii)
for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)
in any other case, the delivery address of the intended recipient;

(c)
sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)
sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)
physical delivery to the intended recipient.

Amendments

Article 23.1 of the Articles is amended by (a) replacing the period at the end of paragraph (e) of Article 23.1 – Method of Giving Notice and replacing it with “; and” and (b) adding a new paragraph (f) as set out below

(f)
as otherwise permitted by any securities legislation (together with all regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company.

SCHEDULE B

BOARD GUIDELINES

FURY GOLD MINES LIMITED

BOARD GUIDELINES

(as amended effective February 18, 2021)

1.
INTRODUCTION

1.1 The board of directors (the “Board”) of Fury Gold Mines Limited (the “Company”) believes a principal objective of the Company is to generate acceptable returns for its security holders. It believes good corporate governance practices provide an important framework for a timely response by the Board to situations that may directly affect share value.

1.2 The Board wishes to emphasize that the substance of good corporate governance is more important than its form; adoption of a set of guidelines or principles or any particular practice or policy is not a substitute for, and does not itself assure, good corporate governance.

2.
BOARD GUIDELINES

2.1 The mandate of the Board defines the role of the Board. These guidelines govern how the Board will operate to carry out its duties of stewardship and accountability.

(a)
The Board-Management Relationship

(i) While the Board is called upon to “manage” the business by law, this is done by proxy through the CEO, who is charged with the day-to-day leadership and management of the Company.

(ii) The CEO’s prime responsibility is to lead the Company. The CEO formulates Company policies, strategic plans and goals in conjunction with the Board. The Board approves the goals of the business, the objectives and policies within which it is managed, and then steps back and evaluates management performance. Reciprocally, the CEO keeps the Board fully informed of the Company’s progress towards the achievement of its goals and of all material deviations from the goals or objectives and policies established by the Board in a timely and candid manner.

(iii) Once the Board has approved the goals, strategies and policies, it acts in a unified and cohesive manner in supporting and guiding the CEO, subject to its duty to act in the best interests of the Company.

(b)
Corporate Strategy

Management is responsible for the development of an overall corporate strategy to be presented to the Board. The Board’s role is to ensure there is a strategic planning process, and then review, question, validate, and ultimately approve the strategy and monitor its implementation.

(c)
Business Risks

The Board should have a continuing understanding of the principal risks associated with the business. It is the responsibility of management to ensure the Board and its committees are kept well-informed of changing risks. The principal mechanisms through which the Board reviews risks are:

(i) on-going reports by the CEO;

(ii) the strategic planning process; and

(iii) the Audit Committee.

(d)
Board Contact with Senior Management

(i) All directors have open access to the Company’s senior management. It is expected that directors will exercise judgment to ensure that their contact with management will not distract from the Company’s business operations.

(ii) Written communications between directors and members of management will be copied to the Board Chair and the CEO.

(iii) The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

(e)
Succession Planning

The Board considers succession planning and management development to be an ongoing process, including periodic reports to the Board by the CEO. The CEO’s views as to a successor in the event of unexpected incapacity should be discussed annually with the Nominating, Compensation and Governance Committee. In consultation with the CEO, the Board will annually discuss succession planning for the CEO.

(f)
Board Independence

The Board must have the capacity, independently of management, to fulfill the Board’s responsibilities and must be able to make an objective assessment of management and assess the merits of management initiatives. Therefore, the Company is committed to the following practices:

(i) the recruitment of strong, independent directors, with the objective that upon graduation to a more senior exchange, the Board shall be composed of such number of independent directors as may be required by the policies of such exchange;

(ii) any director who is deemed independent and whose circumstances change such that he or she might be considered to no longer be an independent director, shall promptly advise the Board of the change in circumstances;

(iii) the Nominating, Compensation and Governance Committee leads the director selection/evaluation process;

(iv) the Nominating, Compensation and Governance leads the CEO evaluation process; and

(v) each of the Audit Committee and Nominating, Compensation and Governance Committee is composed of a majority of independent directors.

(g)
Board Size and Composition

(i) The Board is committed to reviewing its size periodically and currently considers between 5 and 8 directors to be an appropriate number, given the size of the Company, and sufficient to provide an appropriate diversity of backgrounds and skills for the stewardship of the Company.

(ii) At its meeting to approve the Information Circular for each Annual General Meeting of the shareholders of the Company, the Board shall consider and determine whether each director or director nominee is independent.

(h)
Criteria for Board Membership

(i) The Nominating, Compensation and Governance Committee will annually review the general and specific criteria applicable to candidates to be considered for nomination to the Board.

(ii) The objective of this review will be to maintain the composition of the Board in a way that provides the best diversity of skills and experience to guide the long-term strategy and business operations of the Company.

(iii) This review will take into account the desirability of maintaining a reasonable diversity of background skills and experience and personal characteristics among the directors, along with the key common characteristics required for effective Board participation.

(iv) Each director and director nominee must possess and exhibit the highest degree of integrity, professionalism, and values.

(i)
Selection of New Directors

(i) The Board is responsible for identifying suitable candidates to be recommended for election to the Board by the shareholders.

(ii) The Nominating, Compensation and Governance Committee, in consultation with the Board Chair, is responsible for gathering the names of potential nominees, screening their qualifications against the current skill and experience needs of the Board and making recommendations to the Board for nomination.

(iii) All directors are encouraged to identify potential candidates.

(iv) The CEO will provide additional direct input to the process.

(v) An invitation to stand as a nominee for election to the Board will normally be made to a candidate by the Board through the Board Chair.

(j)
Outside Board Memberships by the Directors

(i) Interlocking Boards

(A) No two directors shall sit together on two or more public company boards, inclusive of the Company, without the approval of the Board.

(B) If such a situation does exist, the Nominating, Compensation and Governance Committee shall annually review the continued appropriateness of the situation and make a recommendation to the Board.

(ii) Multiple Board Memberships

(A) No director shall sit on more public company boards, inclusive of the Company, than as recommended from time to time by proxy voting services, ISS and Glass Lewis, without the approval of the Board.

(B) No CEO should sit on more public company boards, inclusive of the Company, than as recommended from time to time by proxy voting services, ISS and Glass Lewis, without the approval of the Board.

(C) If any director and or CEO does sit on more public company corporate boards, inclusive of the Company, than as recommended from time to time by proxy voting services, ISS and Glass Lewis, the Nominating, Compensation and Governance Committee shall review, not less than annually, the appropriateness of that director’s continued membership on the Company’s Board and make a recommendation to the Board.

The Board recognizes that participation on a board of directors requires a commitment of time on the part of any director. The person best able to determine whether he or she has sufficient time available to participate as a director of a company is the director in question. Many factors impact the amount of time a director may have to devote to board duties. In circumstances where a director has full time employment in addition to his or her duties as a director, that time may be more limited than that of a director without a full time position. Certain board assignments carry requirements for varying amounts of time, often depending on the size of a company or the complexity of its operations. In determining whether to grant approval for an individual to sit on more than four public company boards, the Nominating, Compensation and Governance Committee will enter into discussions with the director involved to ensure that he or she has the time available to discharge his or her responsibilities appropriately.

(k)
Director Retirement Age

There is no retirement policy for directors.

(l)
New Director Orientation

(i) The Nominating, Compensation and Governance Committee, in conjunction with the Chair and the CEO, is responsible for ensuring that new directors are provided with an orientation and education program, which will include:

(A) written information about the duties and obligations of directors;

(B) the business and operations of the Company;

(C) documents from recent Board meetings and Committee Charters, and Company policies and mandates; and

(D) opportunities for meetings and discussion with senior management, other directors, and the Company’s legal counsel and auditor.

(ii) The details of the orientation of each new director will be tailored to that director’s individual needs and areas of interest.

(m)
Ongoing Director Education

(i) The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.

(ii) To facilitate ongoing education the Nominating, Compensation and Governance Committee will:

(A) periodically canvas the directors to determine their training and education needs and interests;

(B) arrange ongoing visitation by directors to Company facilities and operations; and

(C) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular import or emerging significance.

(n)
Administrative Support for Directors

The Board Chair and/or CEO’s assistant or his or her delegate will provide all required administrative services for directors in the pursuit of their Board responsibilities.

(o)
Assessing the Board’s Performance

The current practice of the Board is for the Nominating, Compensation and Governance Committee and the Board Chair to annually assess the performance of the Board, committees and individual directors inclusive of internal peer surveys.

(p)
Director Compensation

The Nominating, Compensation and Governance Committee will review director compensation annually. The Nominating, Compensation and Governance Committee will make recommendations to the Board for consideration when it believes changes in compensation are warranted.

(q)
Loans

The Company will not make any personal loans or extensions of credit to directors or executive officers.

(r)
Internal Controls and Management Information Systems

(i) Integral to the Board’s overall responsibilities is the existence of control systems that ensure the effective discharge of these responsibilities. A balance must be achieved between imposing controls that give the Board reasonable assurance that its responsibilities are being discharged and avoiding the creation of an unnecessarily bureaucratic and costly system of control mechanisms.

(ii) Through the CEO, management will establish systems to ensure that an appropriate and responsible level of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

(s)
Board Communications Policy

(i) The Board approves the content of the Company’s major communications to shareholders and the investing public, including the interim and annual reports, the Management Proxy Circular, the Annual Information Form, any prospectuses that may be issued and significant press releases.

(ii) The Board believes that it is the function of management, led by the CEO, to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that the Board Chair or other individual directors may, from time to time, be requested by management to assist with such communications.

(iii) It is expected that when communications from stakeholders are made to individual directors, management will be informed and consulted to determine any appropriate response to be made by the Board or management, as the case may be.

(t)
Evaluation of the Chief Executive Officer

The Nominating, Compensation and Governance Committee annually leads the Board in assessing the CEO’s performance against objectives and other relevant criteria established the previous year by the Board and the CEO.

(u)
Code of Business Conduct and Ethical Behavior

(i) All directors, officers and employees are bound by the Company’s Code of Business Conduct and Ethics. All who are affected by the Code review it and directors and officers acknowledge their support and understanding of the Code by signing it annually.

(ii) Directors must never be in an undisclosed conflict of interest with the Company. A director who has a real, perceived or potential conflict of interest regarding any particular matter under consideration should advise the Board, refrain from debate on the matter and abstain from any vote regarding that matter.

(iii) The Nominating, Compensation and Governance Committee is responsible for monitoring compliance with the Code of Business Conduct and Ethics.

(v)
Board Meetings and Agendas

(i) The Board meets a minimum of four times per year, usually every quarter.

(ii) The independent members of the Board will meet as often as necessary to fulfill their responsibilities and will meet in executive session at least once per year without the presence of non-independent directors and management.

(iii) The Board Chair, in consultation with the CEO, develops the agenda for each Board meeting. All directors may, and are encouraged to, provide input to the agenda.

(iv) Under normal circumstances, the date, time and place of a regular meeting of the Board shall be fixed and notified not less than five (5) business days in advance of the meeting. In extenuating circumstances, the date, time and place of a meeting of the Board shall be fixed and notified in writing not less than 24 hours, exclusive of Saturdays, Sundays and holidays, in advance of the date when it shall occur, unless notice is waived by all directors.

(v) Under normal circumstances, the agenda and the material will be distributed to directors not less than four business days before the meeting.

(vi) The Board may adopt the use of consent resolutions for its convenience from time to time.

(vii) Subject to the by-laws of the Company, a majority of the number of directors fixed or elected by the shareholders from time to time constitutes a quorum for the transaction of business at a meeting and a quorum of directors may exercise all the powers of directors at a meeting. No business shall be transacted by the directors at a meeting unless a quorum is present.

(viii) A director may participate in a Board meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(ix) Directors will maintain the absolute confidentiality of Board deliberations and decisions and information received at meetings, except as may be specified by the Chair, if the information is publicly disclosed by the Company, or as required by applicable law. The views or opinions of individual directors or managers shall be treated with an appropriate level of respect and confidence.

(x) At Board and Committee meetings there exists an open atmosphere that encourages discussion of alternative views. From time to time, informal offsite sessions may be held to further enhance/encourage discussion of ideas, strategies and issues.

(xi) Directors are expected to attend all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair, the CEO or the Corporate Secretary for a briefing on the substantive elements of the meeting.

(w)
Special Meetings of the Board

(i) Special meetings of the Board may be held at any time at the call of the Board Chair alone, or any two directors together.

(ii) Notice of a special meeting of the Board shall be given to all directors. Such notice shall be sent at least 24 hours, exclusive of Saturdays, Sundays and holidays, before the time fixed for the meeting. If all of the directors are present at such meeting, notice thereof may be waived by them. If notice of the meeting is waived, all directors must sign a waiver.

(x)
Non-Directors at Board Meetings

(i) The Board appreciates the value of having non-directors attend Board meetings to provide information and opinions to assist the directors in their deliberations.

(ii) The Board, through the Chair, will determine non-director attendees at Board meetings. For issues that fall within the terms of reference of a committee, a committee Chair may also recommend non-director attendees to the Board Chair.

(iii) No non-directors shall attend or table material at a meeting of the Board or a committee without prior approval of the Chair of such meeting.

(y)
Board Minutes

The Board Chair, the CEO and the directors shall be provided with the draft minutes of each meeting of the Board prior to the commencement of the next meeting. The approved minutes serve as the official record of the Board meeting.

(z)
Information for Board Meetings

(i) All materials submitted for consideration by the Board or by a committee become part of the record of the Board, and shall be deposited with the Corporate Secretary for maintenance, safekeeping and access.

(ii) Materials assembled in support of Board meetings will be coordinated by the CEO and the Corporate Secretary or their delegates, who will distribute it with the Board meeting agenda, not less than four business days prior to the meeting.

(iii) Material distributed to the directors in advance of Board meetings shall be concise, yet complete, and prepared in a way that focuses attention on critical issues to be considered.

(iv) Reports may be presented during Board meetings by directors, management or staff, or by invited outside advisors. Presentations on specific subjects at Board meetings shall briefly summarize the material sent to directors, so as to maximize the time available for discussion on questions regarding the material.

(v) It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

(vi) Matters that are brought to the Board for a decision, particularly those of a strategic or financial matter, will be in a format and at a level and type of information that enables the Board to make a decision. The Board and management will agree on the format and the checklist of information items required for the Board to make a decision.

(aa)
Committees

(i) Committees analyze policies and strategies developed by management that are consistent with their terms of reference. They examine proposals and, where appropriate, make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

(ii) The committee structure may be subject to change as the Board considers from time-to-time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

(iii) The current committee structure includes;

(A) Audit Committee;

(B) Nominating, Compensation and Governance Committee (acting in accordance with both the Charter of the Nominating and Governance Committee and the Charter of the Compensation Committee and the obligations therein.);

(C) Indigenous and Community Relations Committee; and

(D) Technical, Safety and Risk Management Committee.

(iv) The Nominating, Compensation and Governance Committee, in conjunction with the Board Chair, is responsible to the Board for annually proposing the leadership and membership of each committee. In preparing its recommendations they will take into account the skills, experience and preferences of the individual directors.

(v) The Board favours a periodic rotation in committee leadership and membership in a way that recognizes and balances the needs for new ideas, continuity and maintenance of functional expertise.

(vi) Each committee operates according to a Board approved written mandate outlining its duties and responsibilities. Each committee shall have a committee timetable, as part of its terms of reference, which outlines when the committee plans to address each of its duties and responsibilities during the course of the year.

(vii) All Board committees operate under the following guidelines:

(A) Each committee will meet at least once each year, or more frequently as set forth in the applicable committee charter or as deemed necessary by the committee. In general, committee meetings will be scheduled each year in advance. However, the Chair alone, or any two members of a committee acting together, may call a meeting of the committee with notice in writing of not less than 48 hours, exclusive of Saturdays, Sundays and holidays, unless notice is waived by all members of the committee.

(B) Committee chairs, in consultation with committee members and management, will set the frequency and length of Committee meetings.

(C) Each committee Chair, in consultation with the appropriate members of management, develops the agenda for committee meetings. Any member of a committee may request an agenda item.

(D) If a committee Chair is not present at any meeting of a committee, one of the other members of the committee present at the meeting shall be chosen by the committee to preside at the meeting.

(E) A committee member may participate in a committee meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(F) A committee may invite such directors or, in consultation with the CEO, such employees of the Company as may be considered desirable to attend meetings and assist in the discussion and consideration of the business of the committee.

(G) Each committee has the authority to delegate issues for review to any member or subcommittee.

(H) A committee may, from time to time, require the expertise of outside resources. Each committee has the authority to engage, set the terms of and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

(I) Quorum for the transaction of business at any committee meeting shall be a majority of the number of members of the committee or such greater number as the committee shall by resolution determine.

(J) At the next Board meeting following each meeting of a committee, each committee Chair reports to the Board on the committee’s activities. Minutes of committee meetings are made available to all directors and copies should be filed with the Corporate Secretary.

(K) Each committee shall conduct an annual performance self-evaluation and shall report to the Board the results of the self-evaluation.

(L) Each committee shall annually assess the adequacy of its charter and recommend any changes to the Board for approval.

(M) The Corporate Secretary or his or her designate shall act as secretary to each committee.

(bb)
Committee Chairs

The Chair of each Board committee shall:

(i) lead the committee in undertaking the duties and responsibilities that it is charged with by the Board, as outlined in its terms of reference;

(ii) ensure that committee members receive all the information they require in timely fashion;

(iii) ensure the committee has adequate access to all members of management necessary for it to undertake its responsibilities;

(iv) set agendas for committee meetings;

(v) chair committee meetings at which the committee Chair is in attendance;

(vi) lead the committee in an annual review of its performance; and

(vii) ensure the committee is composed of members with the skill, experience and/or necessary training relative to the committee’s responsibilities.

(cc)
Outside Advisors for Individual Directors

Occasionally, individual directors may need the services of an advisor to assist on matters involving their responsibilities. Any director who wishes to engage an outside advisor (including a legal advisor) at the expense of the Company, must obtain the approval of the Board Chair, generally in consultation with the CEO.

(dd)
Board Guideline Review

The Nominating, Compensation and Governance Committee shall review these Guidelines periodically and any recommended changes will be submitted to the Board for approval.